Brookfield Properties Corporation

. . . . . . .

2003 ANNUAL REPORT

Brookfield Properties Corporation

. . . . . . . . . . . . . . . . . . . . .

Committed to building shareholder value by investing in premier quality office properties and pro-actively managing our assets to surface value and maximize return on capital

Cover: 300 Madison Avenue, New York

This page: BCE Place, Toronto

Selected Financial Highlights

All amounts expressed in US dollars unless otherwise noted

. . . . . . . .

(Millions, except per share information)	2003	2002	2001	2000	1999
Results of operations(1)
Commercial property net operating income and gains	$697	$660	$672	$611	$569
Funds from operations and gains	460	374	334	268	213
Net income	279	236	202	140	125
Return on equity	23.3%	20.2%	18.7%	16.1%	14.4%
Per diluted common share(1)
Funds from operations and gains	$2.78	$2.18	$1.92	$1.56	$1.23
Funds from operations prior to lease termination income and gains	2.15	1.87	1.63	1.45	1.12
Net income	1.63	1.34	1.12	0.76	0.67
Dividends	0.50	0.40	0.33	0.25	0.21
Book value	12.31	11.07	10.27	10.06	8.77
Closing market price – NYSE(2)	28.70	18.20	15.45	16.35	8.78
Financial position(1)
Total assets	$8,097	$7,450	$7,419	$8,123	$7,535
Capital base	2,997	2,433	2,353	2,390	2,293
Fully diluted common shareholders’ equity	1,965	1,819	1,691	1,682	1,406

(1) Excludes Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003

(2) Adjusted for the distribution of Brookfield Homes Corporation

p.2 BROOKFIELD PROPERTIES

Dear Shareholders,

     2003 was a year of major accomplishment for Brookfield. We developed, leased and put into service 300 Madison Avenue, our newest office development at one of New York’s most important intersections. We delivered on our commitment to expand our presence into North America’s most stable office market, Washington, D.C. We also surfaced tremendous value for shareholders through the distribution of our U.S. home building business.

     2003 was also a year of record financial performance for Brookfield, notwithstanding less-than-optimal economic and leasing conditions in most of the markets in which we operate. After adjusting for the spin-out of Brookfield Homes in January 2003, we produced meaningfully higher Funds from Operations (FFO). Our solid financial performance demonstrates that our pro-active approach to leasing, prudent investment in premier properties in high-growth, supply-constrained markets, and leasing long-term to high credit quality tenants continues to produce consistently strong and market-leading results across economic cycles.

     We are pleased to report that our strong financial results, coupled with a favorable investor appetite for real estate securities during 2003, have also resulted in a prosperous year for shareholders. Our common shareholders realized a $10.50 increase in share price to $28.70 for 2003 before factoring in the impact of the Brookfield Homes spin-out. Taking into account dividends and the performance of Brookfield Homes’ stock, Brookfield’s investors experienced a total return of 89% for 2003. Those investors who sold their Brookfield Homes stock immediately following the distribution realized a total return for the year of 71%.

2003 Highlights Include:

•	Achieved FFO per share prior to lease termination income and gains of $2.15, meeting our 15% growth target for the year, sustaining this cumulative average growth rate for the sixth year in a row.

•	Generated $100 million of gains on asset sales, achieving total FFO per share of $2.78, representing a 28% increase over 2002.

•	Leased 3.5 million square feet of space, approximately three times the amount contractually expiring. The result: an average portfolio lease term of ten years, modest tenant rollover exposure for upcoming years, and a 97.3% occupancy rate in our primary markets of New York, Toronto, Boston and Calgary. Year-end vacancy in our total portfolio stands at 5.9%, versus a U.S. national average of 18.6% and a Canadian national average of 11.6%. These dynamics remain among the strongest in the industry.

•	Generated over $1 billion of capital, $297 million from operations, $265 million from the sale of partial interests and non-core assets, $151 from financings, and $465 from the issuance of preferred shares and additional credit lines. The capital generated was utilized to fund acquisitions, pay off more expensive debt and preferred shares, and for other value-enhancing initiatives.

2003 Achievements

Financial Performance

•	Increased FFO per share before gains by 15% to $2.15

•	Delivered total FFO per share including gains of $2.78, a 28% increase

•	Realized 60%+ total investor return

Pro-Active Leasing

•	Leased 3.5 million square feet, three times the amount contractually expiring

•	Additional two million square feet of leases currently in negotiation

Portfolio Initiatives

•	Entered Washington, D.C. market with the purchase of 1625 Eye Street for $157.5 million

•	Completed 300 Madison Avenue development project

ANNUAL REPORT 2003 p.3

Gordon Arnell, Chairman;
Ric Clark, President and Chief Executive Officer;
and John Zuccotti, Co-Chairman

•	Acquired 1625 Eye Street in Washington, D.C., a premier office property located two blocks from the White House. This recently-constructed 386,000 square foot tower is already 51% leased to outstanding tenants with an encouraging amount of leasing activity. Brookfield’s success in acquiring this highly coveted asset in one of North America’s most desirable and competitive markets is a testament to our solid balance sheet, financial flexibility, and strong acquisition team. Our ability to fund acquisitions through internal resources and to complete due diligence on an expedited basis without veering from our disciplined approach to underwriting investment opportunities gave us the edge to come out on top in this transaction.

•	Completed 300 Madison Avenue, our brand new, state-of-the-art, 1.2 million square foot office property located in Midtown Manhattan, one block from Grand Central Terminal. Prior to commencement of development, the entire building had been leased to CIBC World Markets. As a result of the sale of a division, CIBC hired Brookfield to find a subtenant for a sizable portion of their premises.

In January 2004, we finalized a sublease with PricewaterhouseCoopers to occupy 800,000 square feet in the building for their corporate and U.S. headquarters. Upon their move-in, the building will be known as PricewaterhouseCoopers Center.

•	Simplified the company through the distribution to shareholders of our U.S. home building business on January 6, 2003 into its own public vehicle. Since its listing on the New York Stock Exchange, Brookfield Homes’ common share price increased 166%, while Brookfield Properties’ share price increased by 58%, supporting our original belief that both companies would be more valuable operating independently.

•	Repurchased five million common shares of our stock during the year at an average price of $21.10, bringing the total number of shares repurchased since 1999 to 10.9 million. In total, we have invested $201 million on share repurchases at an average purchase price of $18.41. With Brookfield’s common shares closing the year at $28.70, our share buy-back program generated an implied gain of $112 million.

Liquidity/Capital Initiatives

•	Sold 49% interest in 245 Park Avenue to NYSTRS for $438 million

•	Financed One World Financial Center, Republic Plaza, Canada Trust Tower and Petro-Canada Centre

Capital Management

•	Gained investment-grade credit rating from Standard & Poor’s

•	Completed $415 million of preferred share issues at an average rate of 5.4%

•	Lowered cost of debt and capital structure by 40 basis points to 6.6%

Corporate Initiatives

•	Secured $150 million corporate credit facility

•	Repurchased five million common shares at an average price of $21.10

•	Separated U.S. home building assets into its own public vehicle

p.4 BROOKFIELD PROPERTIES

Outlook for 2004

     Although we are still awaiting evidence of a sustained recovery, we are seeing signs of the beginning of a rebound in the economy. Our markets are improving slightly with absorption of sublease space and modestly declining vacancy rates. When the economy does improve, most believe that the office market will rebound in a slower fashion than the overall economy, as past cycles have shown that office markets lag an economic recovery. In keeping with this, we are planning our affairs with the expectation that our markets will continue to bounce along the bottom in 2004 with a sustained recovery kicking in during 2005. We see no reason to veer from the strategies that have worked well for us in the past and will continue to be pro-active with our leasing, reaching out to renew tenants in advance of maturities wherever possible.

     Investor demand for well-leased, high-quality office properties remains strong, not only from foreign investors and pension funds, but also from private investors using high leverage and betting on a continuation of the current low interest rate environment. This presents opportunities and challenges for our company. Our well-leased properties are more valuable, providing significant opportunities for strong capital returns when we sell partial interests. On the other hand, we are challenged by limited acquisition opportunities and strong competition that pushes prices beyond valuations that meet our investment return criteria.

     We look forward to 2004 with optimism as the economy slowly recovers but are conscious of the fact that we will not be immune to soft market conditions forever. As a result, our top priority remains further reducing our current vacancy levels.

Opportunities

     Growth opportunities in commercial real estate are traditionally found through acquisition and development. However, in a soft economy with stiff competition for premier properties, we intend to take advantage of internal opportunities to ensure that we can continue to deliver double-digit growth in FFO while we patiently pursue acquisitions and developments. These include:

•	Refining our capital structure. Last year, we took advantage of the active preferred share market in Canada, issuing $415 million of preferred shares at an average rate of 5.4%. These proceeds were used to fund acquisitions, retire higher dividend rate preferred shares, pay down debt and for general corporate purposes. As a result of this initiative, we have reduced the current cost of our debt to 6.6%, compared with 7% in 2002. Refining our debt structure to further reduce this rate by even ten basis points would result in an increase of $5 million to our bottom line.

•	Share buy-backs. Our preference is to use our excess cash to fund acquisitions. However, when our shares are trading at a discount to underlying net asset value, and therefore at a cap rate higher than our acquisition alternatives, acquiring our own shares represents a better opportunity to create value for shareholders.

•	Capital management. We will continue to withdraw capital from our mature, stable assets that have growth prospects below our targets for reinvestment into more strategic and higher return alternatives. The sale of a 49% interest in 245 Park Avenue in New York City and redeploying proceeds into Washington, D.C. assets is a prime example of our active management of capital during the past year.

ANNUAL REPORT 2003 p.5

•	Leasing initiatives. Unlike past cycles, vacancy rates in our primary markets are at comparatively low levels which could lead to a more rapid recovery and rent spikes as vacancies dip below the equilibrium point. Additionally, we have a low current vacancy rate relative to national averages and our peers. Further reducing our vacancy level by 100 basis points would enhance our profitability appreciably.

•	Aiding tenants in transition. Assisting tenants in leasing their excess space benefits us by providing an opportunity to achieve higher rents, lock into additional lease term, lease additional space or earn leasing commissions. So far this year, we have facilitated 1.2 million square feet of such transactions.

•	Development opportunities. Although we are not speculative developers, we are a full-service real estate company with in-house development expertise. With eight million square feet of development capacity in New York City and Toronto, we are well positioned to take advantage of the demand for new space once the economy rebounds.

•	Cost-cutting and efficiency initiatives. Further reducing our corporate overhead costs while ensuring high-quality tenant services will remain a focus and should yield additional savings compared with 2003 levels.

•	Capitalizing on Lower Manhattan’s recovery. The pace of the redevelopment of Lower Manhattan is encouraging, with unprecedented investment in infrastructure improvements within a compressed time frame. This commitment of resources ensures that downtown will become a better place to live and work, benefiting our sizable holdings within this market.

In Closing

     2003 was a great year for Brookfield, despite the weak economy and sluggish real estate markets. Thanks to the hard work, creativity and support of our dedicated staff and members of our Board of Directors, we have a solid growth strategy and strong platform that we will continue to build upon to deliver solid earnings. We would like to acknowledge outgoing board member David Arthur; we are most grateful for his contributions over the past decade.

     We remain focused in 2004 on achieving our performance targets and enhancing value for Brookfield’s shareholders, tenants and partners.

     On behalf of the management and Board of Directors, thank you for your continued support of Brookfield.

Richard B. Clark
President and Chief Executive Officer

February 5, 2004

2004 Objectives

Portfolio Management

•	Meaningfully reduce vacancy and roll over exposure in 2005, 2006 and beyond

•	Aid tenants in transition to enhance overall portfolio value

Liquidity/Capital Initiatives

•	Continue to lower cost of capital

•	Expand ownership position in primary markets, particularly New York City and Washington

Corporate Initiatives

•	Advance development sites to capitalize on opportunities as they arise and as markets rebound

•	Centralize functions where cost-effective to reduce general and administrative and operating expenses

p.6 BROOKFIELD PROPERTIES

Premier Portfolio

. . . . . . . .

     Brookfield owns 48 commercial properties and development sites comprising 46 million square feet in major cities in the United States and Canada

Above: Bankers Hall, Calgary

Above right: 53 and 75 State Street, Boston

97.3% Leased in Primary Markets

     Brookfield Properties Corporation owns, develops and manages premier North American office properties. Brookfield’s portfolio of premier assets help define the skylines of several major U.S. and Canadian financial and energy center cities, with more than 25 million square feet of space in the central business districts of New York, Toronto and Boston. Brookfield’s properties attract the highest credit quality tenants with an average lease term life of ten years.Over 3.5 million square feet of office space was leased in 2003, three times the amount contractually expiring. With a current portfolio occupancy rate of 97.3% in our primary markets – 94.1% in our overall portfolio – and minimal near-term lease roll-over, Brookfield is poised for continued success.

ANNUAL REPORT 2003 p.7

Asset Management

. . . . . . . .

Brookfield has a strong track record of active asset management. We have leased approximately 19 million square feet of space since 1999 with an average lease term across the portfolio of ten years, and minimal near-term lease expiries as noted below:

Lease maturities

	Currently	Leases Maturing In:
	Available									Total
City	(000’s sq. ft.)	2004	2005	2006	2007	2008	2009	2010	Beyond	Area
New York	249	171	389	231	51	238	75	449	9,409	11,262
Boston	43	56	226	260	60	377	14	128	999	2,163
Toronto	235	417	1,052	319	518	326	350	291	3,376	6,884
Calgary	153	84	246	220	138	318	98	824	5,373	7,454

Subtotal	680	728	1,913	1,030	767	1,259	537	1,692	19,157	27,763
% of Total	2.1%	2.4%	6.0%	3.2%	2.4%	4.0%	1.7%	5.3%	52.8%	79.9%

Denver	423	85	283	175	225	546	95	169	1,016	3,017
Minneapolis	645	168	50	208	78	78	93	15	1,673	3,008
Other	97	99	49	83	122	20	41	28	1,312	1,851

Subtotal	1,165	352	382	466	425	644	229	212	4,001	7,876
% of Total	3.8%	1.0%	1.2%	1.5%	1.4%	2.0%	0.7%	0.7%	7.8%	20.1%

Total	1,845	1,080	2,295	1,496	1,192	1,903	766	1,904	23,158	35,639
% of Total	5.9%	3.4%	7.2%	4.7%	3.8%	6.0%	2.4%	6.0%	60.6%	100.0%

Dennis Friedrich, President and Chief
Operating Officer, U.S. Commercial
Operations; Tom Farley, President and
Chief Operating Officer, Canadian
Commercial Operations

Average lease term (years)

p.8 BROOKFIELD PROPERTIES

Acquisitions

. . . . . . . .

     Expansion of our premier portfolio into markets with the same attributes as our primary markets adds value to the company

1625 Eye Street, N.W., Washington, D.C.

1625 Eye Street, N.W. Washington, D.C.

      Washington, D.C. has been North America’s most stable office market over the last decade with the strategic attributes – high barriers to entry, supply constraints, and a strong local economy – that should continue to give it an edge throughout market cycles. The purchase of 1625 Eye Street is consistent with our investment strategy of acquiring high-quality properties in stable, high-growth markets at prices below replacement cost with upside value to be created by pro-actively managing and leasing the asset. Located two blocks from the White House, 1625 Eye Street was completed in April 2003. The company’s success in acquiring this highly-coveted asset in the current competitive environment is a reflection of our ability to take on a manageable level of leasing risk given our solid balance sheet, financial flexibility, and strong acquisition team. Brookfield will continue to seek new opportunities to further penetrate the Washington, D.C. market, and to expand our presence in our primary markets.

ANNUAL REPORT 2003 p.9

Primary Market Strategy

Brookfield’s Acquisition Team: Jim Hedges, Senior Director, Strategic
Initiatives; Katie Kane, Senior Vice President and
General Counsel and Fred Kelly, Senior Vice President and
Chief Investment Officer

The Brookfield strategy of owning, pro-actively managing and developing premier properties in supply-constrained, barrier to entry, high-growth markets has created one of North America’s most distinguished portfolios of office properties. Our primary markets are the financial, energy and government center cities of New York, Toronto, Boston, Calgary and now, Washington, D.C.

Primary Market Attributes

•	High barriers to entry

•	Strong local economies

•	Stable demand drivers

•	Supply-constrained

Strong, Conservative Financial Position

•	Asset-specific, non-recourse financing

•	Long-term, low-risk leverage

Premier Asset Qualities

•	Technologically-advanced Class A properties proximate to major transit hubs

•	Attractive to highest credit quality tenants

•	Long-term leases

•	Maximum demand; low vacancy and rollover

Prudent Capital Strategy

•	Own properties on a long-term basis

•	Sell participating interests to recycle capital and generate greater returns

•	Actively manage capital to deliver long-term growth for shareholders throughout economic cycles

p.10 BROOKFIELD PROPERTIES

Development

Brookfield holds eight million square feet
of high-quality, centrally located development rights
in New York and Toronto

Brookfield’s 300 Madison Project Team,clockwise from left:
Eddie Galise, Field Superintendent; Al San Filippo,
Senior Vice President, Development; Sabrina Kanner,
Vice President, Design and Construction; Sue Reichel,
Administrative Coordinator; Rich Gladstone, Director
of Architecture and Construction; Larry Graham,
Executive Vice President, Development

300 Madison Avenue New York

     The completion of 300 Madison Avenue – on time, under budget and fully leased – was a gratifying achievement for Brookfield. After securing a 30-year lease with CIBC World Markets for the entire building, we assembled the complicated parcel of land at 300 Madison, then worked with architects Skidmore Owings & Merrill to design a modern, state-of-the-art office tower that would meet the needs of a large, sophisticated user. Ground was broken in the summer of 2001 at one of the busiest intersections in the world, and the building was substantially completed in the fall of 2003. Following the sale of a division, CIBC hired Brookfield to find a subtenant to lease their excess space, and we announced in January that PricewaterhouseCoopers is subleasing 800,000 square feet in the building as their new headquarters. The U.S. headquarters of CIBC World Markets will also be relocated to 300 Madison Avenue, to be named the PricewaterhouseCoopers Center.

ANNUAL REPORT 2003 p.11

Building Value

Strategy for Developing Assets

Brookfield holds interests in approximately eight million square feet of high-quality, centrally located development properties at various stages of planning and construction, acquired over time for value. We will seek to monetize these properties through development only when it meets our risk-adjusted return hurdles, and when significant pre-leasing targets with one or more lead tenants have been met. We believe as the economy rebounds, continued supply constraints should create opportunities for Brookfield to enhance value through the development of these assets.

Two and Three World Financial Center, New York

Current Development Capacity

New York

•	West 31st Street is a site located across from the new Pennsylvania Station at Ninth Avenue, currently being zoned for 2.5 million square feet of office space. Significant redevelopment is taking place in and around this area in conjunction with New York City’s bid for the 2012 Summer Olympics.

•	Three World Financial Center is currently under redevelopment following Brookfield’s purchase of 1.2 million square feet in 2002 at one-third of replacement cost.

Toronto

•	Bay-Adelaide Centre — Given the significant infrastructure already in place, Bay-Adelaide is likely be the first new development project to proceed in Toronto based on economics. The project currently envisions one million square feet of office space and 800,000 square feet of residential space. Brookfield owns a 50% interest in this project.

•	BCE Place III — The third tower of the BCE Place project is expected to house an 800,000 square foot office tower. Brookfield owns a 65% interest in this project.

•	Hudson’s Bay Centre — This 1.1-million square foot office and retail development project in downtown Toronto is currently under redevelopment. Brookfield owns a 25% interest in this project.

Denver

•	425 15th Street — A 400,000 square foot development property located one block from Brookfield’s Republic Plaza in the heart of downtown Denver. Brookfield owns a 100% interest.

p.12 BROOKFIELD PROPERTIES

Prudent Capital Management

A strong and conservative financial position leads to the
creation of long-term, sustainable cashflow streams

Above, Brookfield’s Finance Team: Fred Kelly, Senior
Vice President and Chief Investment Officer; Nga Trinh,
Vice President and Controller; and Craig Laurie,
Senior Vice President and Chief Financial Officer

Above right: Fifth Avenue Place, Calgary

Leveraging Our Financial Strength

     Brookfield is committed to building shareholder value by investing in premier quality assets and pro-actively managing each of our properties to increase cashflows and maximize return on capital. We strive to reduce the weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. We are able to leverage our financial strength and market leadership to enhance returns traditionally earned in the real estate business. Long leases, limited turnover in the portfolio and a tenant profile in which over 50% have an investment grade rating means lower relative risk, and cash flow stability.

ANNUAL REPORT 2003 p.13

Capital Strategy

Brookfield’s long-term strategy of reallocating capital delivers growth for shareholders throughout economic cycles by increasing cashflow and return on capital. Brookfield opportunistically acquires premier office properties in new or existing markets, pro-actively manages the assets to surface value, and then refinances or sells partial interests to investment partners seeking stable returns.

Debt Management Strategy

•	Maintain debt to market capitalization of 50% or less

•	Move toward long-term goal of 95% non-recourse debt

•	Maintain interest expense coverage of 2.3x or greater

•	Match the duration of our commercial debt portfolio with that of our lease portfolio

Winter Garden, World Financial Center, New York

Strategies for Raising Liquidity

•	Sell partial interests in our mature, stabilized properties to institutional financial partners

•	Refinance underlevered properties

•	Issue long-term fixed rate capital

•	Sell non-core assets

p.14 BROOKFIELD PROPERTIES

Lower Manhattan Redevelopment

$4.5 billion in transportation infrastructure
improvements are underway

Brookfield’s Lower Manhattan Redevelopment Team:
John Zuccotti, Co-Chairman; and Larry Graham,
Executive Vice President, Development

The World Financial Center New York

     Brookfield’s premier office properties in Lower Manhattan, comprising eight million square feet, will be a direct beneficiary of the $4.5 billion in transportation infrastructure improvements underway in and around the former World Trade Center site. At no time in history have so many resources been allocated to infrastructure improvements in such a concentrated area and compressed timeframe. These investments will not only make Lower Manhattan a better place to live and work, but also unique within Manhattan as well.

ANNUAL REPORT 2003 p.15

Rebounding and Rebuilding

     New York is engaged in an overlapping, intensely focused process of remembrance and rebuilding. What is remarkable is not that there has been controversy, but that in a city renowned for the spirit of its contention, there has been agreement and astonishing progress in such a relatively short a period of time since September 11, 2001.

     Nowhere is the current successful effort more evident than in the process that led to an approved site design by architect Daniel Libeskind in less than two years, and in the selection of a respectful and compelling memorial.

     The planning for ground zero calls for a spectacularly improved environment, with a more efficient and appropriate street pattern connected to the city’s historical grid, the provision of open space that includes a submerged West Street, appropriate sites for new development and civic and cultural institutions, and improved transportation.

     The objective is not simply to restore what was, but as part of the rebuilding process, under the direction of Governor George Pataki and Mayor Michael Bloomberg, to improve upon and enhance the region.

     A temporary commuter station was opened in November to restore PATH service to the area from New Jersey. The interim station is a placeholder for a new interconnected down-town transportation gateway designed by Santiago Calatrava, projected to open in 2006.

     A study is advancing to evaluate different proposals for a new rail service linking downtown directly to JFK International Airport. It would also serve commuters from Queens and Long Island who currently have no direct link to downtown, providing access to an important and growing labor pool. A decision as to the best alternative will be made in April, and according to the Governor and Mayor, that alternative will be funded and built.

     Downtown is rebounding. Heartening and visible signs of recovery are evident in the growing and strengthened residential market, an improving commercial sector, a restored transportation network, new parks and better streets. The pillars of downtown — those corporations that have called Lower Manhattan home for decades — have played major leadership roles in returning to and reinvigorating their Lower Manhattan base, reaffirming Lower Manhattan as the financial capital of the nation and the world.

Lower Manhattan Achievements

•	JFK Airport/Long Island access options announced, February 2004

•	Memorial plan selected, January 2004

•	Calatrava design for Transit Center unveiled with east-west underground connections, January 2004

•	PATH train service returned to WTC, November 2003

•	New Vesey Street pedestrian bridge over West Street opened, November 2003

•	Refined Libeskind site planned unveiled that includes restoration of Greenwich and Fulton Streets, cultural and performing arts centers, parks and open spaces, September 2003

2004/2005 Milestones

•	Reconstruction of Liberty Park begins, Spring 2004

•	Ground-breaking for Freedom Tower, Summer 2004

•	New Con Edison substation at 7 WTC in service, Summer 2004

•	Reconstruction and resurfacing of Lower Manhattan streets, Fall 2004

•	Fast ferry service to LaGuardia Airport, Fall 2004

•	Construction begins on Fulton Street Transit Center, 2004

•	Reopening of WFC ferry terminal, 2005

•	Fast ferry service to JFK Airport, 2005

p.16 BROOKFIELD PROPERTIES

Portfolio by City

						Effective	Brookfield’s
						Ownership	Effective
	Number of	Leased	Office	Retail/Other	Leasable Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.
New York
World Financial Center
One	1	99.3	1,520	108	1,628	100.0	1,628
Two	1	100.0	2,455	36	2,491	100.0	2,491
Four	1	100.0	1,711	89	1,800	51.0	917
Retail		62.6	—	295	295	100.0	295
One Liberty Plaza	1	94.2	2,194	20	2,214	100.0	2,214
300 Madison Avenue	1	100.0	1,085	56	1,141	100.0	1,141
245 Park Avenue	1	97.2	1,631	62	1,693	51.0	863
Developments
Three World Financial Center	1	—	1,200	—	1,200	51.0	1,200
Penn Station	1	—	2,500	—	2,500	100.0	2,500

	8	97.7	14,296	666	14,962		13,249

Boston
53 State Street	1	98.1	1,091	70	1,161	51.0	592
75 State Street	1	97.0	742	260	1,002	51.0	511

	2	97.7	1,833	330	2,163		1,103

Toronto
BCE Place
Canada Trust Tower	1	100.0	1,127	17	1,144	50.0	572
Bay Wellington Tower	1	94.0	1,297	42	1,339	100.0	1,339
Retail, parking and office	2	99.6	137	809	946	75.0	705
Exchange Tower Block	2	96.5	1,136	257	1,393	58.0	812
HSBC Building	1	99.7	188	37	225	100.0	225
Queen’s Quay Terminal	1	92.2	428	74	502	100.0	502
Atrium on Bay	1	93.6	914	137	1,051	50.0	526
Other	2	99.3	284	—	284	59.0	169
Developments
Bay-Adelaide Centre	1	—	1,000	800	1,800	50.0	900
Hudson’s Bay Centre	1	—	535	557	1,092	25.0	273
BCE Place III	1	—	800	—	800	65.0	520

	14	96.1	7,846	2,730	10,576		6,543

Calgary
Bankers Hall	3	97.5	1,947	750	2,697	50.0	1,349
Fifth Avenue Place	2	99.0	1,428	253	1,681	50.0	841
Petro-Canada Centre	2	98.7	1,707	245	1,952	50.0	976
Gulf Canada Square	1	94.5	1,047	77	1,124	20.0	225

	8	97.6	6,129	1,325	7,454		3,391

Denver
Republic Plaza
Office	1	79.0	1,247	—	1,247	100.0	1,247
Development and other	1	—	400	548	948	100.0	948
Trade Center	2	84.2	767	43	810	100.0	810
Colorado State Bank Building	1	92.8	412	—	412	50.0	206

	5	82.9	2,826	591	3,417		3,211

Minneapolis
33 South Sixth Street	2	62.4	1,082	695	1,777	100.0	1,777
Dain Plaza	2	90.6	593	638	1,231	100.0	1,231

	4	74.1	1,675	1,333	3,008		3,008

Other
Royal Centre, Vancouver	1	85.7	493	360	853	100.0	853
Other	6	97.3	2,980	518	3,498	100.0	3,498

	7	90.5	3,473	878	4,351		4,351

Total portfolio	48	94.1	38,078	7,853	45,931		34,856
Less: other shareholders’ interests							(1,071)

Brookfield’s net effective ownership interest							33,785

ANNUAL REPORT 2003 p.17

Management’s Discussion and Analysis

INTRODUCTION

Brookfield is a publicly-traded North American commercial real estate company listed on both the New York and Toronto stock exchanges under the symbol BPO. At December 31, 2003, the book value of Brookfield’s assets was $8.1 billion, 90% of which was invested in premier office properties. The company generated $460 million of funds from operations and gains or $2.78 per share in 2003.

The following discussion and analysis is intended to provide readers with an assessment of our performance over the past three years as well as our financial position and future prospects. It should be read in conjunction with the audited consolidated financial statements and appended notes which are included on page 37 of this report. Much of the discussion of operating performance is based on funds from operations for reasons discussed on page 30. The company also provides a full reconciliation to net income and an assessment of our performance on the same basis. Additional information, including the company’s Annual Information Form, is available on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

All figures are expressed in US dollars unless otherwise noted. Brookfield’s financial results, both including and excluding Brookfield Homes Corporation (“Brookfield Homes”), are as follows:

(Millions, except per share amounts)	2003	2002	2001	2000	1999
Continuing operations(1)
Funds from continuing operations
Prior to lease termination income and gains	$361	$322	$286	$250	$195
Including lease termination income and gains	460	374	334	268	213
Funds from operations per share — diluted
Prior to lease termination income and gains	$2.15	$1.87	$1.63	$1.45	$1.12
Including lease termination income and gains	2.78	2.18	1.92	1.56	1.23
Net income
Prior to lease termination income and gains	$209	$194	$166	$128	$113
Including lease termination income and gains	279	236	202	140	125
Earnings per share — diluted	1.63	1.34	1.12	0.76	0.67
Dividends per share(2)	0.50	0.40	0.33	0.25	0.21
Balance sheet data
Commercial property assets	$6,297	$5,661	$5,802	$6,368	$5,930
Total assets	8,097	7,450	7,419	8,123	7,535
Capital base	2,997	2,433	2,353	2,390	2,293

Consolidated(3)
Funds from operations and gains		$447	$399	$318	$259
Funds from operations per share — diluted		2.63	2.32	1.88	1.52
Earnings per share — diluted		1.61	1.36	0.95	0.85
Total assets		$8,329	$8,291	$8,885	$8,291

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes

(2)	Excludes the distribution of Brookfield Homes

(3)	Includes the assets, liabilities and results of operations of Brookfield Homes

On January 6, 2003, the company distributed all of the common shares of Brookfield Homes to common shareholders of record on January 2, 2003. Common shareholders received one common share of Brookfield Homes for each five common shares of Brookfield held on the date of record, and the transaction was recorded as a distribution to shareholders at the carried value of the company’s investment in Brookfield Homes. Consequently, the company’s results for the year 2002 and prior periods include the results of Brookfield Homes which have been classified as a discontinued operation.

COMMERCIAL PROPERTIES

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 48 properties and development sites, predominantly office buildings, comprising 46 million square feet of rentable area and development capacity in which Brookfield has an ownership interest in 35 million square feet.

p.18 BROOKFIELD PROPERTIES

OTHER OPERATIONS

Brookfield operates ancillary real estate service businesses which focus on enhancing the value and returns from the core commercial property business through high-quality tenant service and amenities. Brookfield currently manages in excess of 140 million square feet of space across North America, including its own assets. This scale provides Brookfield with the platform to deliver superior service offerings to tenants across the portfolio.

Brookfield also operates a development business including a number of low-cost commercial development sites in Toronto and Manhattan. In addition, the company owns a land development and housing operation.

ASSET PROFILE

Assets totaled $8.1 billion at December 31, 2003. The book value of assets increased during the year with the acquisition of 1625 Eye Street, N.W. in Washington, D.C., the completion of construction of the 300 Madison Avenue development in Midtown Manhattan, and the impact of the higher Canadian dollar on Canadian assets, which in total more than offset the sale of a 49% interest in 245 Park Avenue in New York. The book value of the company’s assets, segmented by areas of operation, are as follows:

		Pro Forma
Book Value (Millions)	2003	2002*	2002	2003	2002
Operating assets
Commercial properties	$6,297	$5,661	$5,661	90%	86%
Development properties	684	944	944	10%	14%

	6,981	6,605	6,605	100%	100%
Other assets
Receivables and other	717	769	769
Cash and marketable securities	399	76	76
Assets of Brookfield Homes	—	—	879

	$8,097	$7,450	$8,329

*	Excludes Brookfield Homes which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTIES

The commercial property portfolio is focused in six North American cities, with New York, Boston, Toronto and Calgary comprising 85% of the portfolio on a net asset value basis, as follows:

		Brookfield	2003	2002
	Leasable Area	Owned Interest	Book Value	Book Value
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)
New York, New York	11,262	9,549	$3,531	$3,295
Boston, Massachusetts	2,163	1,103	333	332
Toronto, Ontario	6,884	4,850	928	778
Calgary, Alberta	7,454	3,391	450	380
Denver, Colorado	3,017	2,811	372	354
Minneapolis, Minnesota	3,008	3,008	400	393
Other	1,851	1,851	283	129

Total*	35,639	26,563	$6,297	$5,661

*	Excludes developments

The consolidated carrying value of Brookfield’s interest in 35.6 million square feet of rentable area is approximately $235 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield’s core properties average 1.4 million square feet in size.

In December 2003, the company completed the purchase of 1625 Eye Street, N.W. in Washington, D.C for $157.5 million. Located two blocks from the White House, construction of this 386,000 square-foot, 12-story office building with a five-level underground parking garage was completed in April 2003. At year-end, upon its completion, the 300 Madison Avenue development with a book value of $558 million was reclassified from development property to income-producing commercial property.

ANNUAL REPORT 2003 p .19

     During 2003, Brookfield continued to dispose of partial interests in mature properties and dispose of non-core assets, generating gross proceeds of $467 million and $221 million of net capital. The following table details the assets sold during 2003 and proceeds from these sales:

(Millions)		Percentage	Gross	Net Proceeds to
Assets	Sale Date	Sold	Proceeds	Brookfield*
245 Park Avenue	October 2003	49%	$438	$195
Other non-core properties	Various	100%	29	26

			$467	$221

*	Net of non-recourse commercial property debt

The disposition of partial interests reflects Brookfield’s strategy to acquire undervalued assets in its core markets, enhance the value through re-leasing and financing initiatives, and sell partial interests in stable, long-term leased properties to institutional investors seeking consistent yields. Capital generated through the sale of these interests is targeted for reinvestment in office properties, share repurchases or repayment of debt.

RESULTS OF OPERATIONS

Total commercial property operations contributed $697 million of net operating income and gains in 2003, a 6% increase over 2002 net operating income of $660 million. The increase is due to internal growth generated by contractual increases embedded in long-term leases, the impact of the lease-up of vacant space and the gain realized on the sale of a 49% interest in 245 Park Avenue, offset partially by the reduction in net operating income forgone on the sale of the company’s partial interests and non-core properties.

Net operating income contributed by the same commercial properties totaled $571 million in 2003, an increase of 3.5% over $552 million in 2002 and an increase of 8.8% over $525 million in 2001. Total net operating income during 2003 included $26 million contributed by properties, or partial interests, disposed of during 2003. These sold properties and partial interests, as well as dispositions in 2002 and 2001, contributed net operating income of $48 million in 2002 and $92 million in 2001.

Year ended December 31 (Millions)	2003	2002	2001
Operating income from current properties	$571	$552	$525
Operating income from properties sold	26	48	92

Net operating income prior to lease termination income and gains	$597	$600	$617

COMPONENTS OF NET OPERATING INCOME

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, and acquisitions, net of dispositions. The growth in net operating income over the past three years is as follows:

Year ended December 31 (Millions)	2003	2002	2001
Net operating income prior to lease termination income and gains, prior year	$600	$617	$592
(a) Contractual increases on in-place leases	16	17	13
(b) Rental increases achieved on in-place rents when re-leased	10	8	17
(c) Lease-up of vacancies	3	5	15
(d) Acquisitions, net of dispositions	(32)	(47)	(20)

	597	600	617
(e) Lease termination income and gains	100	60	55

Net operating income, end of year	$697	$660	$672

The components of total net operating income including gains are as follows:

Year ended December 31 (Millions)	2003	2002	2001
Rental revenue	$976	$943	$1,007
Property operating costs	379	343	390

Net operating income prior to lease termination income and gains	597	600	617
Lease termination income and gains	100	60	55

Net operating income	$697	$660	$672

p.20 BROOKFIELD PROPERTIES

(a)	Contractual increases on in-place leases

During 2003, net operating income increased $16 million due to contractual increases, compared with $17 million in 2002 and $13 million in 2001. Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk in realizing these increases. It is the company’s policy to record revenues in accordance with the actual payments received under the terms of its leases, which typically increase over time due to the contractual increases in rental payments over the term of the lease. However, accounting standards and industry practices are expected to mandate straight-line rent recognition for 2004 which would have the impact of realizing those contractual steps on a straight-line basis over the term of the lease. For further discussion of future accounting policy changes, refer to Note 1 on page 43.

(b)	Rental increases achieved on in-place rents when re-leased

During 2003, higher rental rates on the re-leasing of space in the portfolio contributed $10 million of increased net operating income over 2002. At December 31, 2003, average in-place net rents throughout the portfolio increased to $22 per square foot compared with $21 per square foot at December 31, 2002 and 2001. Despite challenging leasing environments in Brookfield’s major markets, the company was able to marginally increase its in-place net rental rate, largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 and 2003 at equivalent rental rates. The 2003 average market rents declined by $1 per square foot as the combined pressure from sublease space and decreased tenant demand continued, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, relatively flat rental rates will not have a substantial immediate impact on net operating income in the short term. The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets:

			Avg. In-place
			Net Rent	Avg. Market
	Gross	Average	Dec.	Net Rent
	Leasable Area	Lease Term	31, 2003	Dec. 31, 2003
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	2,834	18	$40	$50
Downtown	8,428	10	32	25
Boston, Massachusetts	2,163	6	30	35
Toronto, Ontario	6,884	7	18	21
Calgary, Alberta	7,454	9	11	15
Denver, Colorado	3,017	4	14	16
Minneapolis, Minnesota	3,008	8	9	13
Other	1,851	10	8	18

Total*	35,639	10	$22	$24

*	Excludes developments

(c)	Lease-up of vacancies

A total of approximately 6.5 million square feet of vacant space was leased in 2003 and 2002, contributing $3 million to net operating income during 2003. Contributions from vacancy lease-ups was greater in previous years due to vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at December 31, 2003 declined from 95.5% to 94.1%, primarily due to vacancy increases in Denver and Minneapolis. A summary of current and historical occupancy levels for the past three years is as follows:

	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2001
	Total	%	Total	%	Total	%
(Thousands of square feet)	Square Feet	Leased	Square Feet	Leased	Square Feet	Leased
New York, New York	11,262	97.7%	10,113	97.6%	10,113	99.6%
Boston, Massachusetts	2,163	97.7%	2,163	97.4%	2,163	98.7%
Toronto, Ontario	6,884	96.1%	6,883	96.3%	6,866	96.7%
Calgary, Alberta	7,454	97.6%	7,570	97.1%	6,330	95.8%
Denver, Colorado	3,017	82.9%	3,017	90.1%	3,014	95.5%
Minneapolis, Minnesota	3,008	74.1%	3,008	84.5%	3,008	94.5%
Other	1,851	90.5%	1,515	97.1%	3,171	93.5%

Total*	35,639	94.1%	34,269	95.5%	34,665	97.3%

*	Excludes developments

ANNUAL REPORT 2003 p.21

(d)	Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The sale of properties reduced net operating income by $32 million in 2003, $47 million in 2002 and $20 million in 2001. Brookfield sold a 49% interest in 245 Park Avenue in New York based on a property valuation of $894 million for gross proceeds of $438 million and a $100 million gain. In addition, Brookfield completed the development of 300 Madison Avenue during the last quarter of 2003. This 1.2 million square foot property located in Midtown Manhattan is fully leased for 30 years to CIBC World Markets, and PricewaterhouseCoopers with a full CIBC covenant and will begin contributing to rental revenue in 2004. In 2002, Brookfield sold partial interests in two of its core properties, Exchange Tower in Toronto and Bankers Hall in Calgary.

(e)	Lease termination income and gains

Property gains during 2003 of $100 million relate to the sale of a 49% interest in 245 Park Avenue as described above. During 2002, Brookfield generated $60 million of gains on the sale of partial interests in office properties referred to above for proceeds of $293 million. There were no significant lease termination payments during either 2003 or 2002. While these events are opportunistic and difficult to predict, the dynamic tenant base, which is typical of our buildings, should enable Brookfield to generate similar opportunities in the future.

TENANT RELATIONSHIPS

An important characteristic of Brookfield’s portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, CIBC, RBC Financial Group, Petro-Canada, Imperial Oil and JPMorgan Chase. The following list shows the largest tenants by leasable area in Brookfield’s portfolio and their respective lease commitments:

	Primary	Year of	000’s	%of	Credit
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)	Rating(3)
Rated
Merrill Lynch	New York/Toronto	2013	4,363	12.2%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2027	1,983	5.6%	A+
RBC Financial Group	Five major markets	2019	976	2.7%	AA-
Petro-Canada	Calgary	2013	851	2.4%	BBB
JPMorgan Chase	New York	2022	802	2.3%	A+
Lehman Brothers	New York	2019	717	2.0%	A+
Imperial Oil	Calgary	2011	565	1.6%	AAA
Target Corporation (Dayton Hudson Corp.)	Minneapolis	2013	465	1.3%	A+
Canadian Pacific Railway Co.	Calgary	2013	447	1.3%	A-
Talisman Energy	Calgary	2015	446	1.3%	BBB+
Conoco Canada Resources	Calgary	2010	444	1.2%	A-
Goldman Sachs	New York	2012	362	1.0%	A+
Bell West/Bell Canada	Calgary/Toronto	2009	323	0.9%	A
Teachers Insurance Annuity Assoc.	Denver	2008	323	0.9%	AAA
Dow Jones & Company	New York	2012	323	0.9%	A+
TD Canada Trust	Toronto/Calgary	2005	278	0.8%	A+
Anadarko Canada Corporation	Calgary	2011	269	0.8%	Baa1
Canadian Natural Resources	Calgary	2011	257	0.7%	BBB+
Bank of Nova Scotia	New York	2014	230	0.6%	A+
EnCana Corporation	Calgary	2013	229	0.6%	A-
Sovereign Bank/Fleet National Bank	Boston	2008	213	0.6%	A+
Zurich Insurance	New York	2017	208	0.6%	A+
Other investment grade	Various	Various	3,949	11.1%	BBB- or higher

			19,023	53.4%
Unrated
Cleary, Gottlieb, Steen & Hamilton	New York	2011	402	1.1%	—
Goodwin Procter	Boston	2015	359	0.9%	—
Wellington Management	Boston	2011	330	0.9%	—
National Assoc. of Securities Dealers	New York/Denver	2021	277	0.8%	—
Major League Baseball	New York	2012	109	0.4%	—

			20,500	57.5%

(1)	Weighted average based on square feet

(2)	Prior to considering partnership interests in partially-owned properties

(3)	From Standard & Poor’s, Moody’s or Dominion Bond Rating Service (DBRS)

p.22 BROOKFIELD PROPERTIES

Brookfield’s strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The company typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the company’s leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield’s leases mature annually. Following is the breakdown of lease maturities by market with associated in-place rental rates:

	Total Portfolio			New York/Boston			Toronto/Calgary			Denver/Minneapolis/Other
			Net			Net			Net			Net
	000’s		Rate per	000’s		Rate per	000’s		Rate per	000’s		Rate per
Year of Expiry	Sq. Ft.	%	Sq. Ft.-$.	Sq. Ft	%	Sq. Ft $	Sq. Ft.	%	Sq. Ft.$	Sq.Ft.	%	Sq. Ft.-$
Currently available	1,845	5.9%		292	2.2%		388	2.7%		1,165	14.8%
2004	1,080	3.4%	$15	227	1.7%	$30	501	3.5%	$12	352	4.5%	$9
2005	2,295	7.2%	24	615	4.6%	41	1,298	9.1%	20	382	4.9%	14
2006	1,496	4.7%	16	491	3.7%	25	539	3.8%	13	466	5.9%	11
2007	1,192	3.8%	17	111	0.8%	35	656	4.6%	15	425	5.4%	15
2008	1,903	6.0%	21	615	4.6%	32	644	4.5%	18	644	8.2%	14
2009	766	2.4%	19	89	0.7%	37	448	3.1%	20	229	2.9%	12
2010	1,904	6.0%	23	577	4.3%	42	1,115	7.8%	14	212	2.7%	20
2011 & beyond	23,158	60.6%	22	10,408	77.4%	34	8,749	60.9%	14	4,001	50.7%	11

	35,639	100.0%	$22	13,425	100.0%	$34	14,338	100.0%	$16	7,876	100.0%	$11

Weighted average market net rent			$24			$32			$18			$16

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

Upon the signing of the majority of its leases, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2003 totaled $26 million, compared with the $49 million expended in 2002 and $50 million in 2001 due to fewer lease expiries or leases being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire on average with a cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per square foot. The average expenditure on tenant inducements across the portfolio over the last three years was $15 per square foot. Tenant installation costs are summarized as follows:

(Millions)	2003	2002	2001
Commercial property tenant improvements
Leasing commissions	$8	$9	$15
Tenant improvements – first generation space	—	2	—
Tenant improvements – second generation space	18	38	35

Total	$26	$49	$50

Brookfield also invests in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction and major renovation of Brookfield’s core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2003, consistent with 2002. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures represent improvements to an asset, reconfiguration of space to increase rentable area or increase current rental rates, non-revenue enhancing expenditures, and those required to maintain the service life of an asset, are summarized as follows:

(Millions)	2003	2002	2001
Capital expenditures
Revenue enhancing	$9	$10	$8
Non-revenue enhancing	7	6	6

Total	$16	$16	$14

ANNUAL REPORT 2003 p.23

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the company’s land development business and to be sold to builders for residential resale. The total book value of this development land and infrastructure was $684 million at December 31, 2003, a reduction of $260 million from $944 million in 2002. The majority of the decrease is due to the reclassification of the company’s 300 Madison project as a commercial property in the fourth quarter of 2003 upon its substantial completion. The aggregate book value of Brookfield’s residential land under development is $335 million. The details of the development property portfolio are as follows:

	Buildable
(Millions)	Sq. Ft.	2003	2002	Change
Commercial developments and infrastructure
Three World Financial Center	1,200,000	$212	$170	$42
Bay-Adelaide Centre	1,800,000	90	72	18
Hudson’s Bay Centre	1,092,000	26	20	6
300 Madison Avenue	—	—	437	(437)
Other
Penn Station	2,500,000
BCE Place III	800,000
Republic Plaza	400,000

	3,700,000	21	21	—

	7,792,000 *	349	720	(371)
Residential development land and infrastructure
Under development		210	112	98
Held for development		125	112	13

Total		$684	$944	$(260)

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately 8 million square feet of high-quality, centrally-located development properties in New York and Toronto, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

In September 2002, Brookfield acquired 1.2 million square feet of space in the 2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant is secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

During 2001, Brookfield commenced construction of the 1.2 million square foot, 35-story 300 Madison Avenue office tower in Midtown Manhattan following the leasing of the entire project to CIBC World Markets for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion at the end of 2003. During 2003, an additional $121 million of costs were incurred in connection with the construction of the project which was funded through a loan secured by the project, thereby minimizing Brookfield’s equity investment. At December 31, 2003, the company reclassified the total cost of $558 million from development properties to commercial properties upon substantial completion of the project. Subsequent to the year-end, the company announced that PricewaterhouseCoopers is subleasing 800,000 square feet of space from CIBC World Markets, which will continue to occupy the remainder space of the building. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project.

In addition to Three World Financial Center in New York and the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities.

p.24 BROOKFIELD PROPERTIES

The status of each development project is as follows:

	Location	Ownership	Sq. Ft.		Status
New York
Three World Financial Center	200 Vesey Street at West Street	100%	1,200,000		– Under redevelopment
Penn Station	West 31st Street at 9th Avenue	100%	2,500,000		– Being zoned for potentially 2.5 million square feet of office
Toronto
Bay-Adelaide Centre	Bay and Adelaide Streets	50%	1,000,000		– Office tower planning
			800,000		– Sale or joint venture for residential project
BCE Place III	Third tower of current	65%	800,000		– Planning
	BCE Place project
Hudson’s Bay Centre	Yonge and Bloor Streets	25%	1,092,000		– Office and retail projects under redevelopment
Denver
Republic Plaza	Downtown Denver	100%	400,000		– Planning

			7,792,000	*

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York

Brookfield’s land development operations are focused in four markets: Calgary, Alberta; Toronto, Ontario; Edmonton, Alberta; and Denver, Colorado. The book value of these investments at December 31, 2003 was $335 million, compared with $224 million at the end of 2002.

RECEIVABLES AND OTHER

Receivables and other assets decreased to $717 million at December 31, 2003, from $769 million at December 31, 2002 and $847 million at December 31, 2001 as a result of decreases in the company’s future income tax assets as tax losses are utilized to shelter taxable income, and the repayment of a subordinated note from Brookfield Homes which had a balance of $98 million at December 31, 2002. The components of receivables and other assets are as follows:

(Millions)	2003	2002	2001
Real estate mortgages and receivables	$499	$465	$506
Prepaid expenses and other assets	212	210	210
Non-core real estate assets held for sale	6	51	41
Future income tax assets	—	43	90

Total	$717	$769	$847

CASH AND MARKETABLE SECURITIES

Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines and invested in shorter term marketable securities, which provide a source of liquidity to fund investment initiatives. As at December 31, 2003, cash balances totaled $132 million and marketable securities totaled $267 million.

FOREIGN EXCHANGE FLUCTUATIONS

While approximately 25% of Brookfield’s assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

ANNUAL REPORT 2003 p.25

LIABILITIES AND SHAREHOLDERS’ INTERESTS

Brookfield’s asset base of $8.1 billion is financed with a combination of debt, preferred shares and common equity as follows:

		Pro forma
(Millions)	2003	2002*	2002	2001
Commercial property debt	$4,537	$4,588	$4,588	$4,606
Accounts payable and other liabilities	563	429	429	460
Liabilities of Brookfield Homes Corporation	—	—	556	583
Shareholders’ interests
Interest of others in properties	81	84	84	113
Preferred shares – corporate and subsidiaries	1,001	579	579	585
Common shares	1,915	1,770	2,093	1,944

	$8,097	$7,450	$8,329	$8,291

*	Excludes Brookfield Homes which was distributed to common shareholders on January 6, 2003

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $4.5 billion at December 31, 2003, compared with $4.6 billion at December 31, 2002 and 2001. During 2003, the sale of participating interest and other non-core properties, as well as the impact of contractual principal amortizations reduced debt by $329 million, offset by $51 million of additional financing on remaining assets. The commercial property debt at December 31, 2003 had an average interest rate of 6.6% and an average term to maturity of 12 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortizations	Maturities	Total	Dec. 31, 2003
2004	$124	$141	$265	6.9%
2005	130	302	432	7.3%
2006	139	16	155	7.4%
2007	137	474	611	5.1%
2008	152	99	251	6.8%
2009 and thereafter	—	2,823	2,823	6.6%

	$682	$3,855	$4,537	6.6%

The only significant maturities in the next five years are the refinancing of the recourse floating-rate mortgages placed on One World Financial Center and Republic Plaza during 2003 in order to facilitate flexibility in tenant discussions on these projects and to minimize borrowing costs. It is expected that both projects will be refinanced in the future with long-term, fixed-rate debt.

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million as at December 31, 2003. This facility’s floating rate has a weighted average interest rate of 2.5% and was fully drawn as at December 31, 2003.

Credit Ratings

Brookfield is currently rated by two agencies. The company is committed to arranging its affairs to maintain these ratings as well as to improve them further over time. The credit ratings for the company at December 31, 2003 and at the date of this report were as follows:

	DBRS	S&P
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)

p.26 BROOKFIELD PROPERTIES

The largest property debt, in order of maturity, are as follows:

		Interest		Brookfield
		Rate	Maturity	Proportionate Share
Commercial Property	Location	%	Date	(Millions)	Details
Republic Plaza	Denver	3.22	2005	$156	Non-recourse, floating rate
One World Financial Center	New York	3.15	2007	300	Recourse, floating rate
Canada Trust Tower	Toronto	6.55	2007	103	Non-recourse, fixed rate
Trade Center Denver	Denver	7.00	2007	52	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	105	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	252	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	418	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	61	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	53	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	751	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	402	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	279	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	142	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	42	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	76	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.83	2027	101	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	85	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	89	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	515	Non-recourse, fixed rate
Corporate credit facility				131	Recourse, floating rate
Development debt				150	Recourse, floating rate
Other				274	Various terms

Total commercial property debt		6.56%		$4,537

During 2003, Brookfield refinanced $737 million of commercial property debt following the successful completion of value-enhancement programs. These refinancings included the following:

	Previous	Refinanced	Previous	Refinanced
Property (Millions)	Mortgage	Mortgage	Interest Rate	Interest Rate
One World Financial Center	$402	$300	7.51%	3.15%
Republic Plaza	178	140	9.00%	3.22%
Petro Canada Centre	77	105	6.66%	6.43%
Canada Trust Tower	80	103	7.07%	6.55%

	$737	$648	7.73%	4.24%

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $563 million, compared with $429 million in 2002. Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $269 million in 2003, compared with $183 million in 2002.

Shareholder advances, included in these balances, bear interest at floating rates and can be drawn under a five-year termable revolving facility. This facility is convertible at either party’s option into fixed-rate financing at 9.75% repayable in 2015.

Total debt attributable to the land development business at December 31, 2003 was $150 million, compared with $85 million in 2002. This financing carried an average interest rate of 4.4% and relates to construction and development loans which are repaid from the sales proceeds of building lots and homes and other short-term advances. As new homes are constructed, loans are funded on a rolling basis.

ANNUAL REPORT 2003 p.27

A breakdown of accounts payable and other liabilities are as follows:

(Millions)	2003	2002	2001
Accounts payable	$276	$246	$219
Advances
Revolving five-year term facilities	119	98	115
Other	150	85	126
Future income tax liabilities	18	—	—

Total	$563	$429	$460

INTERESTS OF OTHERS IN PROPERTIES

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada and through Brookfield Financial Properties L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington assets. The following table details the components of interests of other shareholders:

(Millions)	2003	2002	2001
BPO Properties	$72	$64	$52
Brookfield Financial Properties	9	20	61

Total	$81	$84	$113

During 2003, Brookfield Financial Properties completed a redemption of certain of its outstanding Partnership Units for cash consideration of $10 million. In 2002, redemptions totaled $56 million. And as a result, each remaining partner’s percentage interest increased on a pro rata basis. The company currently holds 99.4% of the outstanding Partnership Units of Brookfield Financial Properties.

Also during 2003, the company acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased Brookfield’s equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield acquired these additional shares by issuing C$15.5 million of retractable preferred shares. The preferred shares are retractable until April 25, 2005 for either cash or, at the option of the holder, 474,466 common shares of Brookfield and 94,893 common shares of Brookfield Homes Corporation, subject to certain adjustments.

PREFERRED SHARES – CORPORATE AND SUBSIDIARIES

The company has $1.0 billion of preferred equity outstanding as at December 31, 2003 – $586 million issued by Brookfield and $415 million issued by its consolidated subsidiaries. This equity represents low cost capital for the company, without dilution to the common equity base. Dividends paid on preferred shares issued by the company are accounted for as capital distributions while dividends paid on preferred shares issued by subsidiaries are a component of minority interest expense. The details of these interests are as follows:

(Millions)	2003	2002	2001
Preferred shares issued by subsidiaries
BPO Properties	$294	$241	$240
100% owned subsidiaries	121	100	99

	415	341	339
Preferred shares issued by Brookfield	586	238	246

Total	$1,001	$579	$585

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

During 2002, the company issued 8,000,000 Class AAA, Series F preferred shares for proceeds of $126 million. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

p.28 BROOKFIELD PROPERTIES

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions except share information)	Outstanding	Dividend Rate	2003	2002	2001
Class A redeemable voting	6,312,000	7.50%	$11	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34	34
Class AAA Series A	—	9.00%	—	—	50
Class AAA Series B	—	9.00%	—	—	50
Class AAA Series C and D	—	8.00%	—	67	101
Class AAA Series F	8,000,000	6.00%	126	126	—
Class AAA Series G	4,400,000	5.25%	110	—	—
Class AAA Series H	8,000,000	5.75%	151	—	—
Class AAA Series I	8,000,000	5.20%	154	—	—

Total			$586	$238	$246

COMMON SHARES

The company has 156.2 million issued and outstanding common shares. On a fully diluted basis, the company has 159.6 million common shares outstanding, calculated as follows:

	2003	2002	2001
Common shares outstanding	156,246,701	160,364,416	161,678,406
Unexercised options and warrants	3,306,240	3,568,791	3,404,886

Common shares outstanding – fully diluted	159,552,941	163,933,207	165,083,292

Common shares repurchased	5,006,700	1,385,900	2,402,700

The fully diluted book value per common share at December 31, 2003 was $12.31 per share compared with $13.07 at December 31, 2002 and $12.02 at December 31, 2001. The decrease in 2003 was due to the Brookfield Homes distribution. The book value of Brookfield’s common equity was $1.9 billion at December 31, 2003, compared with a market equity capitalization of $5.5 billion, calculated as total common shares outstanding multiplied by $28.70, the closing price per common share on the New York Stock Exchange on December 31, 2003, plus preferred shares outstanding.

In September 2003, Brookfield renewed its normal course issuer bid which permits the company to acquire up to 5% of the common shares of Brookfield. During 2003, 5,006,700 of the common shares were acquired at an average price of $21.10. Between January 1, 2004 and February 5, 2004, Brookfield acquired a further 160,100 shares at an average price of $28.19 per share.

During 2002, 57,997 common shares were issued on the exercise of warrants. During 2001, 2,622,100 common shares were issued as a result of the conversion of the June 2008, 6% convertible debentures, and a further 2,500,000 common shares were issued on the exercise of warrants to purchase common shares.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in a reduction of the exercise price of all outstanding stock options by $1.00 effective February 4, 2003. In addition, the exercise price of the outstanding warrants was adjusted downward by C$1.56 in accordance with their terms.

DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of Brookfield Homes, the company’s U.S. residential home building business. Brookfield Homes commenced trading on the NYSE under the symbol “BHS” on January 7, 2003. This transaction allowed Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield’s U.S. residential home building operations by remaining as a shareholder or monetizing their investment.

Common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the company’s common equity of $323 million, as approved by the company’s shareholders on December 16, 2002. The company has not retained any common

ANNUAL REPORT 2003 p.29

share ownership of Brookfield Homes; however, it did retain a $98 million subordinated note receivable that was set to mature on December 31, 2005, which bore interest at 10%. This note was subsequently repaid in 2003.

At December 31, 2002, total assets of Brookfield Homes included in the company’s assets were $879 million, an increase of $7 million over 2001. These assets were financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002. Reflecting the distribution as if it were completed at December 31, 2002, the pro forma balance sheet of Brookfield Homes was as follows:

(Millions)	2002	2001
Assets
Residential housing inventory	$734	$749
Development properties	40	18
Receivables and other	105	105

	$879	$872

Liabilities
Residential construction financing	$345	$318
Accounts payable and other liabilities	113	50
Subordinated debt	98	215
Common shares	323	289

	$879	$872

Contributions to income from discontinued operations was comprised entirely of the results of operations from Brookfield’s U.S. residential home building business. This contribution to total funds from operations increased to $73 million in 2002 from $65 million in 2001 as continued low interest rates increased demand for homes in Brookfield Homes’ markets throughout California and Northern Virginia. After considering the impact of future income taxes, Brookfield Homes contributed $44 million to net income in 2002, an increase of 13% over 2001.

LIQUIDITY AND CAPITAL RESOURCES

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Brookfield’s funds from operations, defined as income from commercial properties prior to non-cash taxes and depreciation, represents the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow it to reinvest and retain cash generated by operations without incurring cash taxes.

During 2003, Brookfield generated in excess of $1 billion in additional capital through the sale of participating interests in select properties and non-core assets, corporate and property-specific financing initiatives including the issuance of $415 million in preferred share capital and the addition of $50 million to the corporate credit facility. In the short term, cash generated from these initiatives was utilized to fund acquisitions, repay corporate debt, redeem higher rate preferred shares and repurchase common shares.

Commercial property debt assumed by Brookfield is primarily fixed rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan to appraised value basis. In addition, in certain circumstances where a building is leased almost exclusively to a high-quality tenant, a higher loan to value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance the property, and as a result, enhances equity returns.

As at December 31, 2003, Brookfield had approximately $562 million (2002 – $283 million, 2001 – $382 million) of unsecured indebtedness outstanding to related parties, comprised of $443 million (2002 – $185 million, 2001 – $267 million) outstanding to Brascan Financial and its subsidiaries, and $119 million (2002 – $98 million, 2001 – $115 million) outstanding to Brascan Corporation (“Brascan”) and its affiliates, other than Brascan Financial and its subsidiaries.

Cost of capital

Brookfield continually strives to reduce the weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

p.30 BROOKFIELD PROPERTIES

Brookfield’s weighted average cost of capital, utilizing a 20% return on equity, is 9.3%. Brookfield’s cost of capital is lower than many of its peers because of the greater amount of investment-grade financing which can be placed on the company’s assets, a function of the high-quality assets and tenant base which comprise Brookfield’s portfolio.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

Brookfield conducts its operations through entities that are fully or proportionately consolidated in our financial statements other than equity-accounted investments. Equity-accounted investments include our 40% investment in Brookfield LePage Facilities Management.

The company may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, the company may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in the notes to the financial statements.

UTILIZATION OF CASH RESOURCES

The following table illustrates the utilization of free cashflow generated by our operations and financing initiatives as well as the reallocation of capital and the repurchase of common equity and other shareholder interests:

(Millions)	2003	2002	2001	Total
Cashflow from operations	$334	$250	$318	$902

Financing
Borrowings, net of repayments	7	(134)	(239)	(366)
Net issuance (repurchase) of preferred shares	334	(3)	—	331
Net repurchase of common shares	(98)	(25)	(77)	(200)
Shareholder distributions	(114)	(113)	(60)	(287)

	129	(275)	(376)	(522)

Investing
Marketable securities	(267)	—	—	(267)
Dispositions of real estate, net	50	114	137	301
Development and redevelopment	(174)	(206)	(101)	(481)
Capital expenditures	(16)	(16)	(14)	(46)

	(407)	(108)	22	(493)

Discontinued operations	—	14	30	44

Increase (decrease) in cash	$56	$(119)	$(6)	$(69)

FUNDS FROM OPERATIONS

Funds from operations (FFO) is defined as net income, prior to non-cash items and depreciation and amortization of capital assets. While Brookfield believes that funds from operations is the most relevant measure to analyze real estate based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both funds from operations and net income are relevant measures. The company computes funds from operations in accordance with the definitions provided by the National Association of Real Estate Investment Trusts (“NAREIT”) in the United States and the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada. Funds from operations does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to net income determined in accordance with GAAP.

Funds from operations as defined by NAREIT and CIPPREC include the contribution from discontinued operations. However, for purposes of comparability and consistency with current and future financial statement presentations, the following discussion excludes amounts related to Brookfield Homes, which has been presented as a discontinued operation in the company’s consolidated financial results.

Brookfield’s strong tenant base, pro-active leasing strategies and gains on sales of partial interests in the company’s core office portfolio contributed to an increase in funds from continuing operations and gains of 23% to $460 million in 2003, compared with $374 million in 2002. Excluding lease termination income and gains, funds from continuing operations increased 15% to $2.15 per share, compared with $1.87 in 2002. Net income from continuing operations increased by 13% to $267 million or $1.56 per share on a diluted basis.

ANNUAL REPORT 2003 p.31

A summary of the components of Brookfield’s funds from operations and net income are as follows:

(Millions)	2003	2002	2001
Total revenue and gains	$1,363	$1,372	$1,428

Net operating income
Commercial property operations	$697	$660	$672
Development and residential operations	31	22	20
Interest and other income	62	48	42

	790	730	734
Unallocated costs	330	356	400

Funds from continuing operations and gains	460	374	334

Depreciation and amortization	79	80	76
Taxes and other non-cash items	102	58	56

Net income before discontinued operations	279	236	202

Net income from discontinued operations	—	44	39

Net income	$279	$280	$241

Funds from operations per share – diluted
Continuing operations – prior to lease termination income and gains	$2.15	$1.87	$1.63
Lease termination income and gains	0.63	0.31	0.29
Discontinued operations	—	0.45	0.40

	$2.78	$2.63	$2.32

Net income per share – diluted
Continuing operations – prior to lease termination income and gains	$1.19	$1.09	$0.90
Lease termination income and gains	0.44	0.25	0.22
Discontinued operations	—	0.27	0.24

	$1.63	$1.61	$1.36

After providing for preferred share dividends, Brookfield’s FFO per diluted share, prior to and including income from lease terminations and gains, is as follows:

	2003		2002		2001
		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains
Funds from continuing operations	$460	$361	$374	$322	$334	$286
Preferred share dividends	(20)	(20)	(19)	(19)	(19)	(19)

	$440	$341	$355	$303	$315	$267

Weighted average shares outstanding	158.6	158.6	162.3	162.3	163.5	163.5
FFO per share	$2.78	$2.15	$2.18	$1.87	$1.92	$1.63

Property gains during 2003 related to the sale of a 49% interest in 245 Park Avenue totaled $100 million, or $0.63 per share. The 2002 gains related to the sale of 50% interests in Exchange Tower in Toronto and Bankers Hall in Calgary, totaling $60 million or $0.31 per share. The 2001 gains and lease termination income totaled $55 million or $0.29 per share, of which $54 million related to the sale of 50% in Fifth Avenue Place in Calgary and 49% interest in 53 and 75 State Street in Boston, and $1 million in lease termination income.

p.32 BROOKFIELD PROPERTIES

NET INCOME

Brookfield’s net income per share from continuing operations increased 22% in 2003, to $1.63 per diluted share including gains and 9% to $1.19 per diluted share excluding gains, calculated as follows:

	2003		2002		2001
		Excluding		Excluding		Excluding
(Millions, except per share amounts)	Total	Gains	Total	Gains	Total	Gains
Net income from continuing operations	$279	$209	$236	$194	$202	$166
Preferred share dividends	(20)	(20)	(19)	(19)	(19)	(19)

Net income for common shares	$259	$189	$217	$175	$183	$147

Weighted average shares outstanding	158.6	158.6	162.3	162.3	163.5	163.5
Net income per share – diluted	$1.63	$1.19	$1.34	$1.09	$1.12	$0.90

It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield, are required to charge their earnings with tax expense, despite the presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes. If the impact of taxes was eliminated, net income from continuing operations would increase to $2.27 per share on a diluted basis in 2003, $1.70 per share on a diluted basis in 2002 and $1.46 per share on a diluted basis in 2001.

COMMERCIAL PROPERTY OPERATIONS

During 2003, commercial property operations contributed $697 million of operating income, compared with $660 million in 2002 and $672 million in 2001. The components of the contribution from the commercial property operations are as follows:

(Millions)	2003	2002	2001
Commercial property operations
Operating income from current properties	$571	$552	$525
Operating income from properties sold	26	48	92
Lease termination income and gains	100	60	55

Total commercial property operations	$697	$660	$672

The financial results for the company’s commercial property operations are discussed in greater detail on page 19 of this report.

DEVELOPMENT AND RESIDENTIAL OPERATIONS

Earnings from Brookfield’s development operations are derived solely from the residential land development operations. Brookfield’s residential land development operations are focused on four markets: Calgary, Alberta; Edmonton, Alberta; Toronto, Ontario; and Denver, Colorado. Development income increased to $31 million in 2003, compared with $22 million in 2002, as low interest rates continued to make home ownership very affordable, therefore increasing demand. Lot and home sales for 2003, including lots sold to third-party homebuilders, totaled 2,957, compared with 3,060 in 2002 and 2,278 in 2001. With continued low interest rates and strong demand, contributions from these operations could meet or exceed 2003’s results in 2004.

INTEREST AND OTHER INCOME

Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income increased to $62 million in 2003 compared with $48 million in 2002 due to gains realized on the sale of non-core assets and higher loan balances as a result of the impact of vendor financing on the sale of selected properties.

ANNUAL REPORT 2003 p.33

UNALLOCATED COSTS

Unallocated costs were $330 million for the year ended December 31, 2003, compared with $356 million in 2002. The amounts are comprised of interest expense, administrative and development expenses and other shareholders’ interests, as follows:

Interest expense

Interest expense declined 7% to $265 million in 2003, compared with $284 million in 2002. This decrease is largely a result of the reduction of debt through amortization and the sale of participating interests in the core commercial property portfolio, offset partially by the placement of higher levels of investment-grade debt on properties and property development and acquisitions.

Administrative and development expenses

Administrative costs for 2003 increased to $44 million from $42 million in 2002. The company will be working to reduce its administrative costs in 2004.

Other shareholders’ interests – expenses

Other shareholders’ interests in the income from properties, consolidated in the company’s accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares of these and other wholly-owned subsidiaries held by other shareholders.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield:

(Millions)	Type	2003	2002	2001
BPO Properties	Redeemable preferred shares*	$9	$7	$11
BPO Properties	Common shares	1	—	—
100%-owned subsidiaries	Redeemable preferred shares*	4	4	5

Dividends – preferred shares of subsidiaries		14	11	16

BPO Properties	Participating interests	5	12	7
Brookfield Financial Properties	Participating interests	2	7	5

Other shareholders’ interests in subsidiary earnings		7	19	12

Total		$21	$30	$28

* Non-participating

Dividends paid on preferred shares increased to $14 million in 2003 from $11 million in 2002 due to the strengthening of the Canadian dollar compared to the US dollar, as well as dividends paid on the common shares of BPO Properties, which commenced in September 2003.

Other shareholders’ interests decreased to $7 million in 2003 from $19 million in 2002 which included gains realized on sales of participating interests in assets held by BPO Properties, specifically Exchange Tower in Toronto and Bankers Hall in Calgary. Other shareholders’ interests attributable to Brookfield Financial Properties declined over 2002 levels due to an increase in ownership interest by Brookfield during 2003 to 99.4%.

SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The commercial markets in which the company operates are primarily New York, Boston, Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 72% of the company’s net operating income or 68% of the company’s funds from operations are derived from the U.S. The company’s residential land development operations are focused on four markets: Calgary, Edmonton and Toronto in Canada and Denver in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 19 on page 58 of the consolidated financial statements.

p.34 BROOKFIELD PROPERTIES

QUARTERLY RESULTS

The 2003 results by quarter are as follows:

(Millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Total revenue and gains	$295	$301	$320	$447	$1,363

Net operating income
Commercial property operations
Operating income from current properties	$142	$143	$142	$144	$571
Operating income from properties sold	8	9	9	—	26
Lease termination income and gains	—	—	—	100	100

Total commercial property operations	150	152	151	244	697

Development and residential income	7	7	7	10	31
Interest and other	15	14	16	17	62

	172	173	174	271	790

Expenses
Interest	70	67	66	62	265
Administrative and development	11	11	11	11	44
Interests of others in properties	5	5	6	5	21

Income before non-cash items	86	90	91	193	460

Depreciation and amortization	18	20	20	21	79
Taxes and other non-cash items	18	17	21	46	102

Net income	$50	$53	$50	$126	$279

Funds from operations per share – diluted
Prior to lease termination income and gains	$0.51	$0.53	$0.55	$0.56	$2.15
Lease termination income and gains	—	—	—	0.63	0.63

	$0.51	$0.53	$0.55	$1.19	$2.78

Net income per share – diluted
Prior to lease termination income and gains	$0.29	$0.30	$0.29	$0.31	$1.19
Lease termination income and gains	—	—	—	0.44	0.44

	$0.29	$0.30	$0.29	$0.75	$1.63

Operating income from current properties in the fourth quarter of 2003 remained consistent with previous quarters. The gain realized in the fourth quarter of 2003 relates to the sale of a 49% interest in 245 Park Avenue in New York, while the gains realized in the first and third quarters of 2002 related to the sale of 50% interests in the Exchange Tower in Toronto and Bankers Hall in Calgary, respectively.

Development and residential income increased in the fourth quarter of 2003 compared with previous quarters in 2003 and 2002 due to the continued strength of the North American housing markets. Interest and other income increased in each quarter in 2003 compared with 2002 as a result of interest earned on the subordinated note receivable extended to Brookfield Homes at the time of distribution on January 6, 2003, as well as the reinvestment of the proceeds of the company’s preferred share issuances in the last three quarters of 2003.

Interest expense decreased in both the fourth quarter of 2003 and the fourth quarter of 2002 with the sale of partial interests in the company’s properties. Administrative and development expenses remain consistent with prior quarters, while interest of others in properties decreased in each quarter in 2003 compared with 2002 due to the increase in ownership in the company’s New York and Boston assets to 99.4% and in the company’s significant Canadian operating subsidiary to 89%. Taxes and other non-cash items as well as net income increased in the fourth quarter of 2003 due to the gain on the sale of 49% interest in 245 Park Avenue.

ANNUAL REPORT 2003 p.35

The 2002 results by quarter are as follows:

(Millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Total revenue and gains	$345	$322	$315	$390	$1,372

Net operating income
Commercial property operations
Operating income from current properties	$134	$139	$135	$144	$552
Operating income from properties sold	16	13	11	8	48
Lease termination income and gains	40	—	20	—	60

Total commercial property operations	190	152	166	152	660

Development and residential income	6	7	7	2	22
Interest and other	10	12	15	11	48

	206	171	188	165	730

Expenses
Interest	73	72	71	68	284
Administrative and development	11	12	10	9	42
Interests of others in properties	10	5	8	7	30

Income before non-cash items	112	82	99	81	374

Depreciation and amortization	19	19	20	22	80
Taxes and other non-cash items	21	12	16	9	58

Net income from continuing operations	72	51	63	50	236

Net income from discontinued operations	8	9	11	16	44

Net income	$80	$60	$74	$66	$280

Funds from operations per share – diluted
Prior to lease termination income and gains	$0.45	$0.47	$0.48	$0.47	$1.87
Lease termination income and gains	0.21	—	0.10	—	0.31
Discontinued operations	0.08	0.10	0.11	0.16	0.45

	$0.74	$0.57	$0.69	$0.63	$2.63

Net income per share – diluted
Prior to lease termination income and gains	$0.25	$0.28	$0.27	$0.29	$1.09
Lease termination income and gains	0.17	—	0.08	—	0.25
Discontinued operations	0.05	0.05	0.07	0.10	0.27

	$0.47	$0.33	$0.42	$0.39	$1.61

REAL ESTATE INDUSTRY AND RISKS

Brookfield’s strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments from the tenants of those assets. Brookfield remains exposed to certain risks inherent in the commercial property business.

In evaluating Brookfield and its business, the following is a brief review of the potential impact these different factors may have on the company’s operations. Further discussion of the risk factors that should be considered can be found in Brookfield’s Annual Information Form posted on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which the company operates), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

p.36 BROOKFIELD PROPERTIES

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield’s commercial properties are subject to mortgages, which require significant debt service payments. If the company is unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield’s ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity.

Brookfield’s commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While the outlook for commercial office rents is positive in the longer term, 2004 may not provide the same level of increases in rental rates on renewal as compared to 2003. The company is, however, substantially protected against these short-term market conditions, since most of our leases are long-term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Brookfield’s commercial properties operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. The company continues to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

FORWARD-LOOKING STATEMENTS

The company’s annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matter, identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

OUTLOOK

The company believes that signs of tenants making longer-term decisions will contribute to a stronger leasing market going forward as the economy improves. The company remains focused on delivering on performance targets and creating shareholder value. With a strong balance sheet, significant financial flexibility, a solid growth strategy and a dedicated team, Brookfield is well positioned to continue to deliver on its commitments to shareholders.

Craig J. Laurie
Senior Vice President and Chief Financial Officer

ANNUAL REPORT 2003 p.37

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate, and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report as auditors is set out below.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark	Craig J. Laurie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 5, 2004

Auditors’ Report

To the Shareholders,

We have audited the consolidated balance sheets of Brookfield Properties Corporation as at December 31, 2003, 2002 and 2001 and the consolidated statements of income, retained earnings and cashflow for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003, 2002 and 2001 and the results of its operations and its cashflows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 5, 2004
Chartered Accountants

p.38 BROOKFIELD PROPERTIES

Consolidated Balance Sheet

December 31 (US Millions)	note	2003	2002	2001
Assets
Commercial properties	2	$6,297	$5,661	$5,802
Development properties	3	684	944	575
Receivables and other	4	717	769	847
Marketable securities	5	267	—	—
Cash and cash equivalents	1	132	76	195
Assets of Brookfield Homes Corporation	6	—	879	872

		$8,097	$8,329	$8,291

Liabilities
Commercial property debt	8	$4,537	$4,588	$4,606
Accounts payable and other liabilities	9	563	429	460
Liabilities of Brookfield Homes Corporation	6	—	556	583
Shareholders’ interests
Interests of others in properties	10	81	84	113
Preferred shares – subsidiaries and corporate	11	1,001	579	585
Common shares	12	1,915	2,093	1,944

		$8,097	$8,329	$8,291

See accompanying notes to the consolidated financial statements

On behalf of the Board,

Gordon E. Arnell	Richard B. Clark
Chairman	President and Chief Executive Officer

ANNUAL REPORT 2003 p.39

Consolidated Statement of Income

December 31 (US Millions, except per share amounts)	note	2003	2002	2001
Total revenue and gains		$1,363	$1,372	$1,428

Net operating income
Commercial property operations	13
Operating income from current properties		$571	$552	$525
Operating income from properties sold		26	48	92
Lease termination income and gains		100	60	55

Total commercial property operations		697	660	672

Development and residential operations	13	31	22	20
Interest and other		62	48	42

		790	730	734

Expenses
Interest		265	284	328
Administrative and development		44	42	44
Interest of others in properties		21	30	28

Income before undernoted		460	374	334

Depreciation and amortization		79	80	76
Taxes and other non-cash items	7	102	58	56

Net income from continuing operations		279	236	202

Net income from discontinued operations	6	—	44	39

Net income		$279	$280	$241

Net income per share – basic	12
Continuing operations		$1.64	$1.35	$1.12
Discontinued operations		—	0.27	0.25

		$1.64	$1.62	$1.37

Net income per share – diluted	12
Continuing operations		$1.63	$1.34	$1.12
Discontinued operations		—	0.27	0.24

		$1.63	$1.61	$1.36

See accompanying notes to the consolidated financial statements

Consolidated Statement of Retained Earnings

December 31 (US Millions)	note	2003	2002	2001
Retained earnings – beginning of year		$630	$441	$274
Net income		279	280	241
Shareholder distributions Preferred shares dividends and convertible debenture interest		(20)	(19)	(21)
Common share dividends		(79)	(64)	(53)
Amount paid in excess of the book value of common shares purchased for cancellation		(13)	—	—
Accounting policy change – stock-based compensation	1	—	(8)	—

Retained earnings – end of year	12	$797	$630	$441

See accompanying notes to the consolidated financial statements

p.40 BROOKFIELD PROPERTIES

Consolidated Statement of Cashflow

December 31 (US Millions)	note	2003	2002	2001
Operating activities
Net income		$279	$280	$241
Depreciation and amortization		79	80	76
Taxes and other non-cash items		102	87	82

Funds from operations and gains		460	447	399

Gains		(100)	(60)	(54)
Income from discontinued operations, before tax		—	(73)	(65)
Commercial property tenant improvements		(26)	(49)	(50)
Other		—	(15)	88

Cashflow from operating activities		334	250	318

Financing activities and capital distributions
Commercial property debt arranged		735	557	1,341
Commercial property debt repayments		(727)	(632)	(1,050)
Subordinated note receivable	6	98	—	—
Other advances		(99)	(59)	(530)
Common shares of Brookfield and subsidiaries acquired		(106)	(26)	(102)
Common shares issued		8	1	25
Preferred shares issued, net		408	123	—
Preferred shares redeemed		(74)	(126)	—
Cashflow (distributed to) retained from other shareholders		(15)	(30)	14
Preferred share dividends and convertible debenture interest		(20)	(19)	(21)
Common share dividends		(79)	(64)	(53)

Cashflow provided from (used in) financing activities and capital distributions		129	(275)	(376)

Investing activities
Marketable securities		(267)	—	—
Dispositions of real estate, net	17	50	114	137
Development and redevelopment investments		(174)	(206)	(101)
Capital expenditures		(16)	(16)	(14)

Cashflow (used in) provided from investing activities		(407)	(108)	22

Discontinued operations	6	—	14	30

Increase (decrease) in cash resources		56	(119)	(6)
Opening cash and cash equivalents		76	195	201

Closing cash and cash equivalents		$132	$76	$195

See accompanying notes to the consolidated financial statements

ANNUAL REPORT 2003 p.41

Notes to the Consolidated Financial Statements

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

(a) General

The consolidated financial statements of Brookfield Properties Corporation (the “company”) are prepared in accordance with generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The company’s accounting policies and its financial disclosure are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

(b) Principles of consolidation

The consolidated financial statements include:

(i)	the accounts of all subsidiaries of the company including its wholly-owned operations, as well as BPO Properties Ltd. (“BPO Properties”) and Brookfield Financial Properties L.P. (“Brookfield Financial Properties”); and

(ii)	the accounts of all subsidiaries’ incorporated and unincorporated joint ventures and partnerships to the extent of the company’s proportionate interest in their respective assets, liabilities, revenue and expenses.

The company’s ownership interests in operating entities which are not wholly owned are as follows:

(i)	Brookfield Financial Properties: The company owns a 99.4% (2002 – 98.5% and 2001 – 94.7%) limited partnership equity and general partnership interest in Brookfield Financial Properties.

(ii)	BPO Properties: The company owns 89% (2002 and 2001 – 87%) on an equity basis and 54.3% (2002 and 2001 – 47%) on a voting basis of the common shares of BPO Properties.

(c) Properties

(i)	Commercial properties

Commercial properties held for investment are carried at the lower of cost less accumulated depreciation and net recoverable amount. For operating properties and properties held for long-term investment, a write-down to estimated net recoverable amount is recognized when a property’s undiscounted future cashflow is less than its carried value. Projections of future cash-flow take into account the specific business plan for each property and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.

Depreciation on buildings is provided on the sinking-fund basis over the useful lives of the properties to a maximum of 60 years. The sinking-fund method provides for a depreciation charge of an annual amount increasing on a compounded basis of 5% per annum. Depreciation is determined with reference to each rental property’s carried value, remaining estimated useful life and residual value. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.

(ii)	Development properties – commercial

Commercial properties under development consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at the lower of cost, including pre-development expenditures, and the net recoverable amount.

(iii)	Development properties – residential

Development land is held for residential development and is recorded at the lower of cost and estimated net realizable value. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

(iv)	Properties held for sale

Properties held for sale are recorded at the lower of cost and net realizable value.

(d) Capitalized costs

Costs are capitalized on commercial and residential properties which are under development and other properties held for sale, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Ancillary income relating specifically to such properties during the development period is treated as a reduction of costs.

(e) Revenue recognition

Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cashflow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved. Prior to this, the property is categorized as a rental property under development, and related revenue is applied to reduce development costs.

p.42 BROOKFIELD PROPERTIES

The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and large corporation taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from the sale of land and other properties is recorded when the collection of the sale proceeds is reasonably assured and all other significant conditions are met. Properties which have been sold, but for which these criteria have not been satisfied, are included in development property or residential inventory assets.

(f) Income taxes

The company accounts for income taxes under the liability method. Under this method, future income tax assets and liabilities are calculated based on: (i) the temporary differences between the carrying values and the tax bases of assets and liabilities, and (ii) unused income tax losses, measured using substantively enacted income tax rates and laws that are expected to apply in the future as temporary differences reverse and income tax losses are used. See Note 7 for additional information on the composition of the income tax assets (liabilities) and expense.

(g) Reporting currency and foreign currency translation

The consolidated financial statements have been presented in US dollars as the company’s principal investments and cashflow are influenced primarily by the US dollar. Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate in effect for the period presented. The company’s operations in Canada are self-sustaining in nature and as such, cumulative gains and losses arising from the consolidation of the assets and liabilities of these operations are recorded as a separate component of shareholders’ equity.

All amounts expressed in the financial statements are in US dollars unless otherwise noted.

(h) Per share calculations

Net income per common share has been calculated after providing for preferred share dividends using the weighted average number of basic common shares outstanding of 157.4 million (2002 – 161.1 million, 2001 – 159.9 million) and diluted common shares outstanding of 158.6 million (2002 – 162.3 million, 2001 - 163.5 million).

(i) Cash and cash equivalents

Cash and cash equivalents include $90 million (2002 – $69 million, 2001 – $156 million) which is designated for property-specific taxes and operating costs, unless otherwise approved by the respective property mortgage holder.

(j) Marketable securities

Marketable securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there are periods where the “fair value” or the “quoted market value” may be less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and adjust it, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio.

In determining fair values, quoted market prices are generally used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.

(k) Use of estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires estimates and assumptions that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable value, tax provisions, hedge effectiveness, and fair value for disclosure purposes.

(l) Funds from operations

Funds from operations (“FFO”) is a measurement defined by CIPPREC as net income before certain items including non-cash tax expenses, depreciation and amortization. As a result, this amount has been included as a separate line on the consolidated statement of cashflow.

(m) Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard issued by the CICA on stock-based compensation and other stock-based payments. The new standard was applied retroactively without restatement of prior year’s results. The company

ANNUAL REPORT 2003 p.43

accounts for stock options using the fair value method, under which compensation expense is measured at the grant date using an option pricing model and recognized over the vesting period. The cumulative effect on opening retained earnings was $8 million.

(n) Derivative financial instruments

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

(o) Change in accounting policy

Effective January 1, 2003, the company adopted a new accounting guideline related to significant guarantees and indemnification agreements (Note 14).

(p) Future accounting policy changes

The following future accounting policy changes may have an impact on the company, although the impact, if any, has not been determined at this time. In December 2002, the Accounting Standards Board (“AcSB”) issued handbook section 3063, “Impairment of Long-lived Assets,” effective prospectively for years beginning on or after April 1, 2003. This standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The guidance requires that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. It is not expected that section 3063 would have a material impact on the company’s financial statements.

In March 2003, the CICA issued section 3110, “Asset Retirement Obligations,” effective for financial statements issued for fiscal years beginning on or after January 1, 2004. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. It is not expected that section 3110 would have a material impact on the consolidated financial statements of the company.

In June 2003, the CICA issued Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (AcG 15), which is effective for fiscal year 2005 and provides guidance for applying the principles in section 1590, “Subsidiaries,” to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as Special Purpose Entities (SPEs), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to relieve expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. The impact of AcG 15 on the company’s financial statements, if any, has not been determined at this time.

In July 2003, the CICA issued handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The company will implement the new section prospectively beginning on January 1, 2004. Due to the prospective nature of this change, there is no impact on the company’s consolidated financial statements as of the implementation date; however, the standard will require the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis.

In November 2003, the AcSB approved a revision to CICA section 3860, “Financial Instruments: Disclosure and Presentation,” to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. It is expected that this will require the reclassification of certain of the company’s preferred shares that are included in equity to liabilities, effective for the company on January 1, 2005.

Effective January 1, 2004, the company will adopt Accounting Guideline 13, “Hedging Relationships,” (AcG 13), the new accounting guideline issued by the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction.

p.44 BROOKFIELD PROPERTIES

Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks will be included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. It is expected that AcG 13 would not have a material impact on the company’s financial statements.

NOTE 2: COMMERCIAL PROPERTIES

(Millions)	2003	2002	2001
Commercial properties	$6,748	$6,029	$6,117
Less: accumulated depreciation	(451)	(368)	(315)

Total	$6,297	$5,661	$5,802

(a) Commercial properties, carried at a net book value of approximately $2,380 million, are situated on land held under leases or other agreements largely expiring after the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $996 million in total on an undiscounted basis.

During the year, the company disposed of whole and partial interests in properties for proceeds totaling $469 million. In addition, the company reclassified $558 million from development properties to commercial properties in respect of a commercial property for which the development period was substantially completed on December 31, 2003. The company also acquired a property in Washington, D.C., for $157.5 million.

(b) Construction costs of $7 million (2002 — $9 million, 2001 — $17 million), interest costs of nil (2002 and 2001 — nil) and general and administrative expenses of nil (2002 — nil, 2001 — $1 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2003.

(c) The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures and partnerships, reflected in the company’s commercial and development properties:

(Millions)	2003	2002	2001
Assets	$2,164	$1,705	$1,362
Liabilities	1,267	965	758
Operating revenues	296	231	174
Operating expenses	120	91	61
Net income	87	70	59
Cashflow from operating activities	132	81	76
Cashflow from financing activities	21	4	4
Cashflow used in investing activities	(16)	(31)	(73)

NOTE 3: DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development and residential land under and held for development.

(Millions)	2003	2002	2001
Commercial developments	$349	$720	$344
Residential development land	335	224	231

Total	$684	$944	$575

Commercial developments include commercial land, and rights and options which represent developable land and construction costs. Residential development land includes fully entitled lots and land in processing. The company capitalizes interest and administrative and development costs to both commercial and residential development properties. During 2003, the company capitalized construction and related costs of $123 million (2002 — $189 million, 2001 — $61 million) and $44 million (2002 — $28 million, 2001 — $17 million) of interest to its commercial development sites. During 2003, after interest recoveries of nil (2002 — $20 million, 2001 — $35 million), the company capitalized to its residential land operations a net $9 million (2002 — recovered net $9 million, 2001 — recovered net $11 million) of interest and capitalized a net of nil (2002 and 2001 — nil) of administrative and development costs. In connection with residential land development operations, these costs are expensed as land is sold.

ANNUAL REPORT 2003 p.45

The company, through its subsidiaries, is contingently liable for obligations of its associates in its residential development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations with the balance shared among the participants in accordance with predetermined joint-venture arrangements As detailed in Note 2, the company reclassified $558 million from development properties to commercial properties during the year.

NOTE 4: RECEIVABLES AND OTHER

A description of these assets is as follows:

(Millions)	2003	2002	2001
Real estate operating receivables and mortgages	$499	$465	$506
Prepaid expenses and other assets	212	210	210
Non-core real estate assets held for sale	6	51	41
Future income tax assets (Note 7)	—	43	90

Total	$717	$769	$847

NOTE 5: MARKETABLE SECURITIES

Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at cost with a fair value equal to their book value and an average yield of 2.4% which mature over the period of 2005 to 2006.

NOTE 6: DISCONTINUED OPERATIONS

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes Corporation (“Brookfield Homes”).

On January 6, 2003, the distribution date, the company’s common shareholders of record on January 2, 2003 received a special distribution equivalent to one-fifth of a Brookfield Homes share for each common share of the company that they owned. The value of the special distribution, based on a book value of $323 million of equity, was $2.00 per Brookfield common share. The distribution was in the form of a return of capital, as approved by the company’s shareholders on December 16, 2002, totaling $323 million, and resulted in a reduction of the common equity of the company of $323 million. Summarized financial information for Brookfield Homes at the time of the distribution was as follows:

December 31 (Millions)	2002	2001
Residential housing inventory	$734	$749
Development properties	40	18
Other assets	105	105

Total assets	879	872
Residential construction financing	345	318
Accounts payable and other	113	50
Subordinated debt	98	215

Net assets of discontinued operations	$323	$289

Revenue	$897	$852

Net income from discontinued operations, before taxes	$73	$65
Income taxes	29	26

Results of discontinued operations	$44	$39

Cashflow used in operating activities	$(13)	$(69)
Cashflow provided by financing activities	27	99
Cashflow used in investing activities	—	—

Cashflow provided by discontinued operations	$14	$30

The subordinated note receivable from Brookfield Homes Corporation which was included in real estate operating receivables and mortgages was repaid in 2003 (2002 — $98 million, 2001 — $215 million).

During 2002, after interest recoveries of $39 million (2001 — $40 million), the company recovered from its residential development operations a net of $9 million (2001 — $4 million) of interest. In connection with residential development operations, these costs are expensed as building lots and homes are sold.

p.46 BROOKFIELD PROPERTIES

At December 31, 2002, residential construction financing totaled $345 million (2001 — $318 million). Residential construction financing related to construction and development loans which were repaid out of the proceeds from the sale of building lots, single-family and condominium homes. As new homes were constructed, further loan facilities were arranged on a rolling basis. The weighted average interest rate on these facilities as at December 31, 2002 was 4.7% (2001 — 5.1%) and the balances were due prior to 2006.

NOTE 7: INCOME TAXES

Future income tax assets (liabilities) consist of the following:

(Millions)	2003	2002	2001
Future income tax assets related to non-capital and capital losses	$469	$385	$421
Future income tax liabilities related to differences in tax and book basis, net	(487)	(342)	(331)

Total	$(18)	$43	$90

The future income tax assets (liabilities) relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $235 million (2002 — $154 million, 2001 — $153 million) that relate to non-capital losses which expire over the next seven years, and $40 million (2002 — $30 million, 2001 — $30 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $194 million (2002 — $201 million, 2001 — $238 million) that relate to net operating losses which expire over the next 17 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $436 million (2002 — $443 million, 2001 - $588 million).

Future income tax expense consists of the following:

(Millions)	2003	2002	2001
Income tax expense at the Canadian federal and provincial income tax rate of 35.0% (2002 — 37.5%, 2001 — 40.6%)	$141	$118	$114
Increase (decrease) in income tax expense due to the following:
Higher (lower) income taxes in other jurisdictions	7	4	(2)
Other shareholders’ interests in income tax expense	(2)	(5)	(5)
Changes in Canadian tax rates	(23)	—	34
Tax assets previously not recognized	(28)	(54)	(45)
Non-taxable portion of capital gains	(1)	(13)	(15)
Other	8	8	(25)

Future income tax expense and other non-cash items	$102	$58	$56

NOTE 8: COMMERCIAL PROPERTY DEBT

The company’s commercial property debt outstanding and principal repayments at December 31, 2003 are as follows:

	Weighted Average	Principal Repayments
	Interest Rate at						2009 &	2003	2002	2001
(Millions)	Dec. 31, 2003	2004	2005	2006	2007	2008	Beyond	Total	Total	Total
Commercial property debt	6.6%	$265	$432	$155	$611	$251	$2,823	$4,537	$4,588	$4,606

Commercial property debt includes $1,104 million (2002 — $798 million, 2001 — $964 million) repayable in Canadian dollars of C$1,435 million (2002 — C$1,260 million, 2001 — C$1,532 million). The weighted average interest rate at December 31, 2003 was 6.6% (2002 and 2001 — 7.0%).

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million, which is fully drawn at December 31, 2003. This facility is floating rate and has a weighted average interest rate of 2.5%.

During the year, the company disposed of whole and partial interests in properties for consideration of cash and the assumption of $246 million of debt.

ANNUAL REPORT 2003 p.47

NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of the following:

(Millions)	2003	2002	2001
Accounts payable	$276	$246	$219
Advances
Revolving five-year term facilities	119	98	115
Other	150	85	126
Future income tax liabilities	18	—	—

Total	$563	$429	$460

Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company.

The revolving five-year term facility is borrowed from a shareholder and bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense includes $3 million (2002 — $2 million, 2001 — $4 million) relating to these advances.

Other advances are comprised mainly of debt attributable to the land development business of $150 million (2002 — $85 million, 2001 — $126 million). The weighted average interest rate on these advances as at December 31, 2003 was 4.4% (2002 — 4.8%, 2001 — 4.2%). Advances totaling $124 million are due by the end of 2004, and the remaining balances are due prior to 2007.

NOTE 10: INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties include the amounts of common equity related to other shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

	Equity
(Millions)	Ownership	2003	2002	2001
Participation by other shareholders in properties through:
Common shares of BPO Properties	11.0%	$72	$64	$52
Limited partnership units of Brookfield Financial Properties	0.6%	9	20	61

Total		$81	$84	$113

NOTE 11: PREFERRED SHARES — SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding total $1,001 million (2002 — $579 million, 2001 — $585 million) as follows:

(a) Subsidiaries of the company have issued the following preferred shares:

(Millions)	2003	2002	2001
Preferred shares of subsidiaries owned by other shareholders
BPO Properties	$294	$241	$240
100%-owned subsidiaries	121	100	99

Total subsidiary preferred shares	$415	$341	$339

(b)	The company has the following preferred shares authorized and outstanding:

(Millions, except share information)		Cumulative Dividend Rate		2003	2002	2001
Authorized	Outstanding
6,312,000	6,312,000	Class A redeemable voting	7.50%	$11	$11	$11
2,000,000	2,000,000	Class AA Series E	70%of bank prime	34	34	34
3,000,000	—	Class AAA Series A	9.00%	—	—	50
3,000,000	—	Class AAA Series B	9.00%	—	—	50
6,000,000	—	Class AAA Series C and D	8.00%	—	67	101
8,000,000	8,000,000	Class AAA Series F	6.00%	126	126	—
6,000,000	4,400,000	Class AAA Series G	5.25%	110	—	—
8,000,000	8,000,000	Class AAA Series H	5.75%	151	—	—
8,000,000	8,000,000	Class AAA Series I	5.20%	154	—	—

Total corporate preferred shares				$586	$238	$246

p .48 BROOKFIELD PROPERTIES

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.

The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.

During 2003, the company issued 4,400,000 Class AAA, Series G preferred shares, 8,000,000 Class AAA, Series H preferred shares, and 8,000,000 Class AAA, Series I preferred shares for total proceeds of $415 million. In June 2003, 4,000,000 Class AAA, Series C and D preferred shares were redeemed for $74 million.

During 2002, the company issued 8,000,000 Class AAA, Series F preferred shares for proceeds of $126 million. Proceeds of the issue were utilized to redeem 3,000,000 Class AAA, Series A preferred shares, 3,000,000 Class AAA, Series B preferred shares and 2,000,000 Class AAA, Series C preferred shares for total cash of $126 million.

The terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange (Series G – New York Stock Exchange) the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H and I into common shares of the company. The Class AAA, Series F, G, H and I preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H and I preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

NOTE 12: COMMON SHARES

The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	2003	2002	2001
Common shares	$1,084	$1,448	$1,459
Retained earnings, contributed surplus, and cumulative translation adjustment	831	645	485

Total	$1,915	$2,093	$1,944

ANNUAL REPORT 2003 p.49

On October 29, 2002, the Board of Directors approved the special distribution of the company’s U.S. residential home building business, Brookfield Homes. The distribution was in the form of a return of capital, representing the shares of Brookfield Homes, and was approved by the company’s shareholders on December 16, 2002. This special distribution totaled $323 million and was completed on January 6, 2003 to shareholders of record on January 2, 2003, as discussed in Note 6.

Retained earnings, contributed surplus and cumulative translation adjustment include a foreign currency cumulative translation adjustment of $34 million (2002 — $(36) million, 2001 — $(27) million) and contributed surplus of nil (2002 — $51 million, 2001 — $71 million). During the year, contributed surplus decreased by $58 million (2002 — $14 million, 2001 — $21 million) from the repurchase of the company’s common shares, $8 million (2002 — $3 million, 2001 - nil) from preferred share issue costs, nil (2002 — $3 million) from transaction costs related to the distribution of Brookfield Homes, nil (2002 - nil) pursuant to the exercise of options under the market growth feature and increased by $2 million from stock compensation expense.The amount paid in excess of the book value of common shares purchased for cancellation was $13 million (2002 and 2001 — nil).

(a) Common shares

During the years 2003, 2002 and 2001, common shares issued and outstanding changed as follows:

	2003	2002	2001
Common shares outstanding, beginning of year	160,364,416	161,678,406	158,746,008
Add shares issued on:
Exercise of options	888,985	13,913	195,329
Exercise of warrants	—	57,997	2,500,000
Conversion of debentures	—	—	2,622,100
In exchange for shares of BPO Properties	—	—	17,669
Deduction of shares as a result of repurchases made	(5,006,700)	(1,385,900)	(2,402,700)

Common shares outstanding, end of year	156,246,701	160,364,416	161,678,406

During 2003, the exercise of options issued under the company’s share option plan generated cash proceeds of $9.4 million (2002 — $0.2 million, 2001 — $1.4 million). In 2001, 17,669 common shares of the company were issued in conjunction with deficient tenders. Warrants to acquire common shares of the company that were exercised during 2002 generated proceeds of $0.5 million (2001 — $24.2 million). During 2003, common shares of the company were acquired for cancellation pursuant to the normal course issuer bid at an average price of $21.10 per share (2002 — $18.49, 2001 — $ 17.30).

(b) Earnings per share

The components of basic and diluted earnings per share are summarized in the following table:

(Millions, except per share information)	2003	2002	2001
Net income	$279	$280	$241
Preferred dividends	(20)	(19)	(19)

Total	$259	$261	$222

Weighted average shares outstanding — basic	157.4	161.1	159.9
Dilutive effect of the conversion of warrants and options	1.2	1.2	3.6

Weighted average shares outstanding — diluted	158.6	162.3	163.5

(c) Stock-based compensation

The company has a management share option plan in which options vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the time they are granted. Compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 22.8% volatility and an interest rate of 5.1%.

Pursuant to the distribution of Brookfield Homes on January 6, 2003, the Board of Directors approved a methodology for adjusting downward the exercise price of all outstanding stock options at that date, to give effect to this distribution. This methodology, developed in consultation with the Toronto Stock Exchange, resulted in the exercise price of all outstanding stock options being reduced by $1.00 effective February 4, 2003.

p.50 BROOKFIELD PROPERTIES

The following table sets out the number of common shares which the company may issue under the management share option plan:

Issue	Expiry	Number	Weighted Average
Date	Date	of Shares	Exercise Price
1997	2008	5,000	$7.63
1998	2009	440,000	11.97
1999	2009	29,300	9.28
2000	2010	650,946	10.65
2001	2011	694,257	16.86
2002	2012	841,496	18.64
2003	2013	581,241	20.75

		3,242,240	$16.03

The change in the number of options during the year is as follows:

		Weighted Average
	Number of	Exercise
	Options	Price
Outstanding, beginning of year	3,504,791	$12.99
Granted	1,000,000	18.38
Exercised	(888,985)	(8.44)
Cancelled	(373,566)	(17.05)

Outstanding, at end of year	3,242,240	$16.03

Exercisable at end of year	1,136,968	$13.42

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

Employee compensation expense related to these plans for the year ended December 31, 2003 was $3 million (2002 and 2001 — $2 million).

NOTE 13: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS

(a) Commercial property operations

The results of the company’s commercial property operations are as follows:

(Millions)	2003	2002	2001
Commercial property operations	$976	$943	$1,007
Expenses	(379)	(343)	(390)
Lease termination income and gains	100	60	55

Total	$697	$660	$672

Due to the events of September 11, 2001 and the impact on the company’s properties in Lower Manhattan, commercial property income includes $11 million (2002 and 2001 — $49 million) of business interruption insurance claims as a result of loss of revenue.

ANNUAL REPORT 2003 p.51

(b) Development and residential operations

Development and residential operations’ results for the year are as follows:

(Millions)	2003	2002	2001
Revenue	$225	$321	$324
Expenses	(194)	(299)	(304)

Total	$31	$22	$20

NOTE 14: GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

OTHER INFORMATION

NOTE 15: DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences on the company’s balance sheet and statements of income, retained earnings and cashflow are quantified and described in the accompanying notes.

(a) Income statement differences

The incorporation of the significant differences in accounting principles in the company’s income statements for the years ended December 31, 2003, 2002 and 2001 under US GAAP would result in net income under US GAAP of $254 million (2002 — $251 million, 2001 — $173 million). The main differences between Canadian GAAP and US GAAP are summarized in the following table:

Years ended December 31 (Millions, except per share information)	2003	2002	2001
Net income as reported under Canadian GAAP	$279	$280	$241
Adjustments:
(i) Increased commercial property income	9	14	14
(ii) Increased commercial property depreciation	(60)	(64)	(69)
(iii) Increased commercial property gains	9	—	16
(iv) (Increased) decreased deferred income taxes	17	19	(25)
(v) Subordinated convertible debenture interest	—	—	(2)
(vi) Stock option expense	—	—	(4)
(vii) Decreased other shareholders’ interests	—	2	2

Net income under US GAAP*	$254	$251	$173

Net income per share
Basic	$1.49	$1.44	$0.96
Diluted	$1.48	$1.43	$0.95

* There are no extraordinary items included in these results

Other significant differences are outlined in each category between Canadian GAAP and US GAAP as follows:

(i)	Increased commercial property income

Under current Canadian GAAP, rental revenue is recognized over the term of the lease as it becomes due where increases in rent are intended to offset the estimated effects of inflation. Under US GAAP, rental revenue is recognized on a straight-line basis over the term of the lease. The net impact of using the straight-line method on the income of the company would be to increase the commercial property revenue by $9 million (2002 — $14 million, 2001 — $14 million).

p .52 BROOKFIELD PROPERTIES

(ii)	Increased commercial property depreciation

Under current Canadian GAAP, commercial properties have been depreciated using the sinking-fund method. Under US GAAP, commercial properties are depreciated on a straight-line basis. In recalculating depreciation on a straight-line basis, the additional depreciation expense would be $60 million (2002 — $64 million, 2001 — $69 million).

(iii)	Increased commercial property gains

Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii). The net impact of these amounts would be an increase in commercial property gains of $9 million (2002 — nil, 2001 — $16 million).

(iv)	(Increased) decreased deferred income taxes

Income taxes are accounted for using the liability method under Canadian and US GAAP. For the year ended December 31, 2003, a reduction of deferred income tax expense of $17 million (2002 — $19 million, 2001 — $31 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above.

Under current Canadian and US GAAP, the impact of changes in income tax rates to the tax asset or liability account is reflected in the current year’s statement of income. Under Canadian GAAP, the impact of the change is reflected when the legislation affecting the tax rate change is substantively enacted, whereas the impact under US GAAP is reflected when legislation is enacted. In 2000, legislation implementing a decrease in certain Canadian income tax rates was proposed but not enacted. This legislation was enacted in 2001. Accordingly, in 2001 an additional tax expense of $56 million is recorded under US GAAP.

(v)	Subordinated convertible debenture interest

Under current Canadian GAAP, the company’s subordinated convertible debentures, which were redeemed in 2001, were recorded as a component of the company’s capital base and the related interest paid recorded as a distribution from retained earnings, as a result of the company’s option of repaying these debentures by delivering its common shares to the holders and meeting interest obligations by issuing common shares. The corresponding interest charge in 2001 was recorded as a charge to income under US GAAP compared with a distribution from retained earnings of $2 million under Canadian GAAP. There was no effect on basic or diluted net income per share.

(vi)	Stock option expense

Under Canadian GAAP, a new accounting standard on stock-based compensation was issued in 2001 and was adopted by the company effective January 1, 2002 which substantially harmonized Canadian GAAP with US GAAP. The new standard was applied retroactively without restatement; therefore, no expense adjustment from Canadian to US GAAP was required for 2002 and 2003.

Under US GAAP, the company adopted the recommendations of the Statement of Financial Accounting Standards No. 123 (“SFAS 123”) entitled “Accounting for Stock-Based Compensation” which establishes financial accounting and reporting standards for stock-based employee compensation plans.

Under SFAS 123, the company accounts for stock options or similar equity instruments under a fair value methodology. Under this method, options are valued using an acceptable valuation method and the charge on an annual basis is reflected in the income statement. In 2001, using the Black-Scholes model of valuation, assuming a 10-year term, 18% volatility and an interest rate of 5.5%, the cost of stock compensation would be $4 million. This amount has been recorded as an expense under US GAAP.

(vii)	Decreased other shareholders’ interests

Under US GAAP, other shareholders’ interests are adjusted for the differences from Canadian GAAP. The total adjustment results in a decrease in other shareholders’ interests of nil (2002 and 2001 — $2 million), which relate to a recovery of nil (2002 — $3 million, 2001 — $4 million) from increased commercial property depreciation, offset by nil (2002 and 2001 — $1 million) relating to the other shareholders’ interests in straight-line rental income, and nil (2002 — nil, 2001 — $1 million) from increased commercial property gains.

ANNUAL REPORT 2003 p.53

(b) Comprehensive income

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued SFAS 130 entitled “Reporting Comprehensive Income.” Comprehensive income, which incorporates net income, includes all changes in equity during the year, and accordingly, the change in the company’s cumulative translation adjustment is reflected in the company’s calculation of comprehensive income for fiscal 2003, 2002 and 2001:

Years Ended December 31 (Millions)	2003	2002	2001
Net income under Canadian GAAP	$279	$280	$241
Foreign currency translation adjustment under Canadian GAAP	70	(9)	(39)

Comprehensive income using Canadian GAAP amounts	$349	$271	$202

Comprehensive income using US GAAP amounts is $308 million (2002 — $257 million, 2001 — $134 million). Differences arise from the application of the current rate method of currency translation under US GAAP to all periods presented pursuant to the adoption of the US dollar as the company’s reporting currency, and from other differences between Canadian and US GAAP as described above under “Income statement differences.”

(c) Balance sheet differences

There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. The incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2003, 2002 and 2001 would result in the following balance sheet presentation under US GAAP:

As at December 31 (Millions)	2003	2002	2001
Assets
Commercial properties	$5,877	$5,281	$5,476
Development properties	684	944	575
Receivables and other	824	835	857
Deferred income taxes	116	160	188
Marketable securities	267	—	—
Cash and cash equivalents	132	76	195
Assets of Brookfield Homes Corporation	—	879	872

Total assets under US GAAP	$7,900	$8,175	$8,163

Liabilities and shareholders’ equity
Commercial property debt	$4,537	$4,588	$4,606
Notes and shareholders’ advances	119	98	115
Accounts payable and other liabilities	426	331	353
Liabilities of Brookfield Homes Corporation	—	556	583
Interests of others in properties	86	77	103
Preferred shares
Subsidiaries	415	341	339
Corporate	598	250	273
Common shares	1,719	1,934	1,791

Total liabilities and equity under US GAAP	$7,900	$8,175	$8,163

Significant differences between Canadian GAAP and US GAAP are as follows:

Commercial properties

As at December 31 (Millions)	2003	2002	2001
Commercial properties under Canadian GAAP	$6,297	$5,661	$5,802
Additional accumulated depreciation under US GAAP	(420)	(380)	(326)

Commercial properties under US GAAP	$5,877	$5,281	$5,476

There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to US GAAP requiring straight-line depreciation to be applied to depreciable assets rather than the sinking-fund method of depreciation. At December 31, 2003, this would result in a cumulative adjustment of $420 million (2002 — $380 million, 2001 — $326 million). The second difference relates to the method of accounting for joint ventures and partnerships. Under Canadian

p .54 BROOKFIELD PROPERTIES

GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, US regulations do not require adjustment to equity account the joint ventures. The presentation of the company’s joint ventures does not require adjustment to the equity method.

Under Canadian GAAP, commercial properties held for investment purposes are carried at the lower of cost and net recoverable amount as disclosed in Note 1(c). Under US GAAP, these assets, on an identifiable unit basis, are required to be reviewed for impairment in accordance with the requirements under SFAS 144 entitled, “Accounting for the Impairment or Disposal of Long-Lived Assets.” There is no material impact as a result of this standard as at December 31, 2003, 2002 and 2001.

Receivables and other

The principal differences in the accounting for receivables and other under US GAAP are the inclusion of a straight-line rent receivable of $107 million (2002 — $109 million, 2001 — $100 million) which would result under US GAAP if the company straight-lined its revenue and the reclassification of deferred income taxes.

December 31 (Millions)	2003	2002	2001
Receivables and other under Canadian GAAP	$717	$769	$847
Straight-line rent receivable	107	109	100
Reclassification of deferred income taxes	—	(43)	(90)

Receivables and other under US GAAP	$824	$835	$857

Deferred income taxes

Under US GAAP, the company has a deferred tax asset of $116 million (2002 - $160 million, 2001 — $188 million). The offsetting balance created by this adjustment decreases accounts payable and other by $18 million (2002 — $43 million decrease in receivables and other, 2001 — $90 million decrease in receivables and other), decreases cumulative translation adjustment by $41 million (2002 — $9 million, 2001 — $5 million) and increases shareholders’ equity by $139 million (2002 — $122 million, 2001 — $103 million).

The deferred income tax asset under US GAAP is as follows:

December 31 (Millions)	2003	2002	2001
Tax assets related to net operating and capital losses	$609	$546	$587
Tax liabilities related to differences in tax and book basis	(333)	(222)	(179)
Valuation allowance	(160)	(164)	(220)

Deferred income tax asset under US GAAP	$116	$160	$188

Common shareholders’ equity

The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

December 31 (Millions)	2003	2002	2001
Common shareholders’ equity under Canadian GAAP	$1,915	$2,093	$1,944
Adjustment to accumulated depreciation under US GAAP	(420)	(380)	(326)
Adjustment to deferred income tax asset under US GAAP	134	117	98
Rental revenue adjustments under US GAAP	107	109	100
Stock option expense adjustments under US GAAP	—	—	(8)
Other shareholders’ interests	—	6	10
Foreign currency translation adjustments, net	(17)	(11)	(27)

Common shareholders’ equity under US GAAP	$1,719	$1,934	$1,791

The components of common shareholders’ equity under US GAAP, after the adjustments in the previous table, are as follows:

December 31 (Millions)	2003	2002	2001
Common shares	$1,177	$1,541	$1,551
Additional paid-in capital, net*	825	695	526
Cumulative translation adjustment	(100)	(154)	(160)
Cumulative adjustments to net income and retained earnings	(183)	(148)	(126)

Common shareholders’ equity under US GAAP	$1,719	$1,934	$1,791

* Net of retained earnings of $526 million (2002 — $332 million, 2001 — $133 million)

ANNUAL REPORT 2003 p.55

Joint ventures

The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures reflected in the company’s balance sheet for US GAAP purposes:

As at December 31 (Millions)	2003	2002	2001
Assets	$1,865	$1,441	$1,115
Liabilities	1,267	750	539
Operating revenue	258	191	133
Operating expenses	109	81	50
Net income	74	50	39
Cashflows from operating activities	116	65	61
Cashflows provided from investing activities	21	4	4
Cashflows used in financing activities	(16)	(31)	(73)

(d) Cashflow statement differences

The statement of cashflow prepared under US GAAP differs from Canadian GAAP because US GAAP requires reclassification of interest on convertible debentures from a financing item to an operating item. As a result, the summarized cashflow statement under US GAAP is as follows:

Years ended December 31 (Millions)	2003	2002	2001
Cashflows provided from (used in) the following activities
Operating	$334	$250	316
Financing	129	(275)	(374)
Investing	(407)	(108)	22
Discontinued operations	—	14	30

Net increase (decrease) in cash and cash equivalents	$56	$(119)	$(6)

(e) Change in accounting policies

In April 2002, FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” First, SFAS 145 rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, SFAS 64, “Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements.” Because of the rescission of SFAS 4 and SFAS 64, the gains and losses from the extinguishment of debt are no longer required to be classified as extraordinary items. Second, SFAS 145 rescinds SFAS 44, “Accounting for Intangible Assets of Motor Carriers.” Third, SFAS 145 amends SFAS 13, “Accounting for Leases,” to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS 145 makes various technical corrections to existing pronouncements that are not substantive in nature. The company adopted the new standards as of January 1, 2003.

In June 2002, FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement requires a liability to be recognized for costs associated with exit or disposal activities when they are incurred rather than at the date upon which a company commits to an exit plan.

In November 2002, FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on the disclosure to be made by a guarantor about its obligations under certain guarantees issued. There is also a new requirement that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation does identify several situations where the recognition of a liability at inception for a guarantor’s obligation is not required.

In April 2003, FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying, and amends certain other existing pronouncements. The adoption of SFAS No. 149 by the company has not had a material impact on the results of operations or financial condition.

In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a certain financial instrument that is within its scope

p.56 BROOKFIELD PROPERTIES

as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements.” The remaining provisions of this statement are consistent with the proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. The adoption of SFAS No. 150 by the company has not had a material impact on the consolidated financial statements.

In December 2003, the FASB issued revised Interpretation 46 (“FIN 46R”), “Consolidation of Variable Interest Entities” (VIEs), an Interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” and replaces the previous version of FASB Interpretation 46 issued in January, 2003 (“FIN 46”). This interpretation applied immediately to VIEs created after January 31, 2003. A company that holds a variable interest in a VIE it acquired before February 1, 2003 shall apply the provision of this interpretation no later than the first fiscal year or interim period ending after March 15, 2004 unless those entities are considered to be special purpose entities in which the application is to be no later than the end of the first reporting period that ends after December 15, 2003. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The decision whether to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity, and the right to receive the expected residual returns. The entity with the majority of the expected losses or expected residual return is considered to be primary beneficiary of the entity and is required to consolidate such entity. FIN 46R is effective for the company on January 1, 2004. The company has not yet completed its evaluation of the impact of FIN 46R on its financial position or results of operations.

NOTE 16: CONTINGENCIES AND OTHER

(a) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements of the company.

Brookfield does not conduct its operations, other than equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

Generally accepted accounting principles require that, where practical, estimates be made with respect to the fair value of both on and off balance sheet financial instruments. The financial assets of the company are generally short-term floating rate loans receivable of a trade nature. At December 31, 2003, the fair value of loans receivable exceeded their book value by $1 million (2002 — $4 million, 2001 — $1 million). The fair value of mortgages and loans payable is determined by references to current market rates for debt with similar terms and risks. As at December 31, 2003, the fair value of mortgages and loans payable exceeds the book value of these obligations by $178 million (2002 — exceeded the book value by $149 million, 2001 — below the book value by $86 million).

The company uses interest rate and foreign exchange forward swaps to manage risk. Management evaluates and monitors the credit risks of its derivative financial instruments and endeavors to minimize credit risk through offset arrangements, collateral, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cashflows using market rates adjusted for credit spreads.

The company held interest rate swap contracts as at December 31, 2003, with a total notional amount of $150 million. These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $2 million. The interest rate swap transactions include both fixed and variable rate instruments which mature in five years.

(b) As at December 31, 2003, Brookfield has approximately $562 million (2002 — $283 million, 2001 — $382 million) of unsecured indebtedness outstanding to related parties, comprised of $443 million (2002 — $185 million, 2001 — $267 million) outstanding to Brascan Financial and its subsidiaries, and $119 million (2002 — $98 million, 2001 — $115 million) outstanding to Brascan and its affiliates, other than Brascan Financial and its subsidiaries. The company is currently in compliance with all terms of the agreements governing the indebtedness.

ANNUAL REPORT 2003 p .57

(c) On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site – One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.

To date, approximately $202 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the triple-net leases with Merrill Lynch. Brookfield’s insurance claim adjustment process is on-going due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

Brookfield has insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of all of the company’s properties.

(d) Certain comparative figures have been reclassified to conform with the current year’s presentation.

NOTE 17: OTHER INFORMATION

(a) Supplemental cashflow information

Years ended December 31 (Millions)	2003	2002	2001
Investing activities
Dispositions of real estate, net	$222	$193	$249
Acquisitions of real estate, net	(172)	(79)	(112)

	$50	$114	$137

Cash taxes paid were $10 million (2002 – $5 million, 2001 – $4 million). Cash interest paid totaled $308 million (2002 – $312 million, 2001 – $345 million).

(b) Rental revenue

During 2003, rental revenues from Merrill Lynch accounted for 14% (2002 and 2001 – 14%) of consolidated revenue.

NOTE 18: SUBSEQUENT EVENT

Subsequent to December 31, 2003, the company sold its interest in Gulf Canada Square in Calgary based on a property valuation of C$222 million.

p .58 BROOKFIELD PROPERTIES

NOTE 19: SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. within the commercial property business and the residential land development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographic location:

	United States			Canada			Total
(Millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Assets
Commercial properties	$4,842	$4,430	$4,392	$1,455	$1,231	$1,410	$6,297	$5,661	$5,802
Development properties	373	711	374	311	233	201	684	944	575
Receivables and other	334	301	428	383	468	419	717	769	847
Marketable securities	—	—	—	267	—	—	267	—	—
Cash and cash equivalents	101	72	195	31	4	—	132	76	195
Assets of Brookfield Homes	—	879	872	—	—	—	—	879	872

	$5,650	$6,393	$6,261	$2,447	$1,936	$2,030	$8,097	$8,329	$8,291

	United States			Canada			Total
(Millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Commercial property operations
Rental revenues	$678	$687	$688	$298	$256	$319	$976	$943	$1,007
Lease termination income and gains	97	—	25	3	60	30	100	60	55
Expenses	244	240	254	135	103	136	379	343	390

	531	447	459	166	213	213	697	660	672

Land and housing
Revenues	30	157	181	195	164	143	225	321	324
Expenses	27	156	180	167	143	124	194	299	304

	3	1	1	28	21	19	31	22	20

Other revenues	25	9	17	37	39	25	62	48	42

Net operating income	559	457	477	231	273	257	790	730	734
Interest expense	212	235	250	53	49	78	265	284	328
Administrative and development	20	18	22	24	24	22	44	42	44
Interests of others in properties	2	7	5	19	23	23	21	30	28

Income before undernoted	325	197	200	135	177	134	460	374	334
Depreciation and amortization	54	52	48	25	28	28	79	80	76

Income before unallocated costs	271	145	152	110	149	106	381	294	258
Taxes and other non-cash items							102	58	56

Net income from continuing operations							279	236	202

Income from discontinued operations							—	44	39

Net income							$279	$280	$241

Acquisitions (dispositions) of real estate, net (Note 17)	$(24)	$2	$(97)	$(26)	$(116)	$(40)	$(50)	$(114)	$(137)
Commercial property tenant improvements	13	36	24	13	13	26	26	49	50
Development and redevelopment investments	167	195	75	7	11	26	174	206	101
Capital expenditures	7	7	6	9	9	8	16	16	14

ANNUAL REPORT 2003 p .59

Selected Financial Information

December 31 (Millions, except per share information)	2003	2002	2001	2000	1999
Financial results(1)
Commercial property net operating income	$697	$660	$672	$611	$569
Funds from operations and gains – continuing operations	460	374	334	268	213
Net income from continuing operations	279	236	202	140	125
Total assets	8,097	7,450	7,419	8,123	7,535
Capital base	2,997	2,433	2,353	2,390	2,293

Per diluted common share(1)
Common shares outstanding (millions)	156.2	160.4	161.7	158.7	132.7
Fully diluted shares outstanding (millions)	159.6	163.9	165.1	167.4	160.3
Funds from operations and gains	$2.78	$2.18	$1.92	$1.56	$1.23
Funds from operations prior to lease termination income and gains	2.15	1.87	1.63	1.45	1.12
Net income	1.63	1.34	1.12	0.76	0.67
Dividends paid(2)	0.50	0.40	0.33	0.25	0.21
Shareholders’ equity – book value	12.31	11.07	10.27	10.06	8.77
Common share price at year end	28.70	18.20	15.45	16.35	8.78

Operating data
Commercial properties
Number of properties	48	50	50	60	46
Rentable area (sq. ft.)	46	46	45	46	33
Effective interest (sq. ft.)	36	35	37	41	29
Average occupancy (%)	94.1	95.5	97.3	97.0	95.7

Property management
Area managed (sq. ft.)	140	130	120	120	119

(1)	Excludes the assets, liabilities and results of operations of Brookfield Homes Corporation

(2)	Excludes distribution of Brookfield Homes Corporation

p .60 BROOKFIELD PROPERTIES

Board of Directors

Gordon E. Arnell

New York, New York
Chairman
Brookfield Properties Corporation
Chairman of Brookfield Board since 2000; President and CEO of Brookfield’s predecessor, Carena Developments Ltd., for eleven years; senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

William T. Cahill (1)
Ridgefield, Connecticut
Deputy Director, Risk Management
Citibank Community Development

Senior Credit Officer, Community Development Group, Citicorp Real Estate since 2002. Various positions including Managing Director, OREO 1996-2002 and Senior Asset Manager 1991-1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983-1991.

Richard B. Clark
New York, New York
President and CEO
Brookfield Properties Corporation

President and CEO of Brookfield since 2002; President and CEO of U.S. operations 2000-2002; senior management positions in U.S. operations for Brookfield and its predecessor companies including COO, EVP and Director of Leasing.

Jack L. Cockwell(2)
Toronto, Ontario
Group Chairman, Brascan Corporation

Group Chairman of Brascan since 2002; President and CEO 1991-2001; senior executive of Brascan and its predecessor companies from 1969. Director, Brascan, Edper Partners and affiliates. Chairman, Board of Trustees, Royal Ontario Museum and Director, C.D. Howe Institute.

J. Bruce Flatt
Toronto, Ontario
President and CEO
Brascan Corporation

President and CEO of Brascan since 2002; President and CEO of Brookfield 2000-2001; President and COO 1995-2000; other senior management positions from 1992. Director, Brascan, Edper Partners and affiliates.

Lance Liebman (2)(3)
New York, New York
William S. Beinecke
Professor of Law Columbia Law School

Professor of Law at Columbia since 1991; Director of the American Law Institute since 1999; Dean, Columbia Law School 1991-1996. Professor, Harvard Law School 1970-1991; Assistant to NYC Mayor Lindsay 1968-1970; Law Clerk to U.S. Supreme Court Justice White 1967-1968. Director, Tarragon Realty Inc.

John R. McCaig, C.M., L.L.D.(2)(3)(4)
Calgary, Alberta
Chairman, Trimac Corporation

Chairman of Trimac since 1994; Chairman and CEO of Trimac Ltd. 1980-1994; President 1970-1980; President, Trimac Transportation Ltd. 1961-1969. Board of Bantrel Inc. and Western Lakota Energy Services Inc. Chairman Emeritus, Calgary Health Trust.

Paul D. McFarlane (1)(2)
Mississauga, Ontario

Retired from CIBC in December 2002 after more than 40 years’ service in numerous branch, regional and head office positions, most recently as Senior Vice President, Special Loans Head Office, from 1994 until retirement.

ANNUAL REPORT 2003 p .61

Strengthening Corporate Governance

During 2003 and early 2004, Brookfield undertook a review of our corporate governance practices. As a result of this review, the board of directors modified the composition of its committees, appointed a new lead independent director and adopted new charters for the board of directors and each of the standing committees. These charters are in compliance with the New York Stock Exchange rules on corporate governance (“NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws. Although Brookfield is a Canadian company, we have chosen to comply with the NYSE Rules as they apply to U.S. domestic companies; however, we have elected to rely on an exemption from the NYSE Rules with respect to certain independence requirements. While the board believes that it has an appropriate mix of directors in order to effectively oversee the business plan and management’s performance, our commitment to you is to continuously review our policies and practices and benchmark them against evolving legislation and acknowledged leaders in this area. Additional details of our corporate governance program are outlined on our Web site, www.brookfieldproperties.com. We welcome any comments you may have on our corporate governance and investor relations programs.

Allan S. Olson (1)(3)
Edmonton, Alberta
President and CEO
First Industries Corporation

President and CEO of First Industries since 1991. President and CEO, Churchill Corp. 1989-1990 and Banister Construction Group 1990-1991. Various positions at Stuart Olson Construction including President and CEO 1965-1989. Director, Ipsco Steel and Chairman, Summit REIT.

Sam Pollock, O.C.(3)
Toronto, Ontario

Chairman, Toronto Blue Jays 1995-2000; Chairman, John Labatt Ltd. 1991-1995; President, Carena Investments 1978-1991; Vice President and General Manager, Montreal Canadiens 1964-1978. Member, Order of Canada and Order of Quebec. Inducted to the Hockey Hall of Fame and the Canadian Sports Hall of Fame. Named Great Montrealer in 1978.

William C. Wheaton, Ph.D*
Cambridge, Massachusetts
Professor of Economics
Director, Center for Real Estate
Massachusetts Institute of Technology

MIT faculty member since 1972; founder of MIT Center for Real Estate, 1992. Founder and Principal, Torto Wheaton Research. Co-author, Urban Economics and the Real Estate Markets (1996).

John E. Zuccotti
Brooklyn, New York
Co-Chairman
Brookfield Properties Corporation

Chairman, Real Estate Board of New York; Senior Counsel, Weil, Gotshal and Manges since 1998; President and CEO, Olympia & York Companies U.S.A. 1990-1996; Partner, Brown & Wood 1986-1990 and Tufo & Zuccotti 1978-1986. First Deputy Mayor of the City of New York 1975-1977. Chairman, New York City Planning Commission 1973-1975.

Membership of Board Committees:

(1) Audit Committee; (2) Human Resources Committee; (3) Governance and Nominating Committee; (4) Lead Independent Director

* Director-elect pending approval at Annual General Meeting

p .62 BROOKFIELD PROPERTIES

Officers

CHAIRMEN

Gordon E. Arnell
Chairman

John E. Zuccotti
Co-Chairman

CORPORATE

Richard B. Clark
President and Chief Executive Officer

Kathleen G. Kane
Senior Vice President and General Counsel and Secretary

Frederick T. Kelly
Senior Vice President and Chief Investment Officer

Craig J. Laurie
Senior Vice President and Chief Financial Officer

Melissa J. Coley
Vice President, Investor Relations

P. Keith Hyde
Vice President, Taxation

Emilee P. Samtani
Vice President, Human Resources

T. Nga Trinh
Vice President, Controller

Gordon E. Widdes
Vice President, Information Technologies

PROPERTY OPERATIONS UNITED STATES

Dennis H. Friedrich
President and Chief Operating Officer

Lawrence F. Graham
Executive Vice President, Development

Edward F. Beisner
Senior Vice President, Controller

Daniel M. Kindbergh
Senior Vice President, Operations

Jeremiah B. Larkin
Senior Vice President, Director of Leasing

Michael D. Berman
Senior Vice President, Leasing

David Sternberg
Senior Vice President, Midwest and Mountain Region

James E. Hedges
Senior Director, Strategic Initiatives

Brett M. Fox
Vice President and Associate Counsel

CANADA

Thomas F. Farley
President and Chief Operating Officer

Philip H. Mostowich
Senior Vice President, Eastern Region

Rael L. Diamond
Vice President, Controller

N. Dwight Jack
Vice President, Leasing

Robert K. MacNicol
Vice President, Leasing

Antonio Maduri
Vice President, Asset Management

Ian D. Parker
Vice President, Asset Management

Scott E. Pennock
Vice President, Asset Management

RESIDENTIAL OPERATIONS

Alan Norris
President and Chief Executive Officer

Corporate Information

TRANSFER AGENT

HEAD OFFICE		CIBC Mellon Trust Company
New York	Toronto	P.O. Box 7010, Adelaide Street Postal Station
One Liberty Plaza	P.O. Box 770, Suite 330	Toronto, Ontario M5C 2W9
165 Broadway, 6th Floor	BCE Place, 181 Bay Street	Tel: 416.643.5500 or 800.387.0825
New York, New York 10006	Toronto, Ontario M5J 2T3	Fax: 416.643.5501
Tel: 212.417.7000	Tel: 416.369.2300	Web site: www.cibcmellon.com
Fax: 212.417.7196	Fax: 416.369.2301	E-mail: inquiries@cibcmellon.com

STOCK EXCHANGE LISTINGS

	Stock Symbol	Exchange	Record Date	Payment Date
Common shares	BPO	NYSE, TSX	First day of March, June, September and December	Last day of March, June, September and December

Class A Preferred Shares

Series A	Not listed	—	First day of March and September	15th day of March and September

Series B	Not listed	—	First day of March and September	15th day of March and September

Class AA Preferred Shares

Series E	Not listed	—	15th day of March, June, September and December	Last day of March, June, September and December

Class AAA Preferred Shares

Series F	BPO.PR.F	TSX	15th day of March, June, September and December	Last day of March, June, September and December

Series G	BPO.PR.U	TSX	15th day of March, June, September and December	Last day of March, June, September and December

Series H	BPO.PR.H	TSX	15th day of March, June, September and December	Last day of March, June, September and December

Series I	BPO.PR.I	TSX	15th day of March, June, September and December	Last day of March, June, September and December

SHAREHOLDER INFORMATION www.brookfieldproperties.com

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Investor or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations and Communications at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent, CIBC Mellon Trust as listed above.

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders will be held in New York City at the American Express Auditorium, Three World Financial Center, 200 Vesey Street, 26th Floor, at 11:30 a.m. on April 28, 2004. Shareholders may also participate by webcast through Brookfield’s Web site at www.brookfieldproperties.com.

Printed in Canada on recycled paper